Filed pursuant to 424(b)(3)

Registration No. 333-153356

SUPPLEMENT NO. 26

DATED AUGUST 16, 2011

TO THE PROSPECTUS DATED OCTOBER 7, 2010

OF INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

This Supplement No. 26 supplements, and should be read in conjunction with, the prospectus of Inland Diversified Real Estate Trust, Inc., dated October 7, 2010, as previously supplemented by Supplement No. 24, dated July 1, 2011 (which superseded and replaced all prior supplements) and Supplement No. 25, dated July 26, 2011.  Unless otherwise defined in this Supplement No. 26, capitalized terms used herein have the same meanings as set forth in the prospectus, as supplemented.

The purposes of this Supplement No. 26 are to incorporate the relevant sections of our Quarterly Report on Form 10-Q for the period ended June 30, 2011, including the sections captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our consolidated financial statements as of and for the three and six months ended June 30, 2011 and an update to our risk factors, and to provide an update on the status of our current public offering, among other things.

Risk Factors

The following supersedes and replaces the risk factor captioned “We have a limited operating history,” located on page 34 of our prospectus.

We have a limited operating history, and, as a company in its early stages of operations, we have incurred losses in the past and may continue to incur losses.

We have a limited operating history. We are subject to all of the business risks and uncertainties associated with any new business, including the risk that we will not achieve our investment objectives and that the value of an investor’s investment could decline substantially. We were formed in June 2008 and, as of June 30, 2011, had acquired 41 retail properties, two office properties and one multi-family property, and generated limited income, cash flow, funds from operations or funds from which to make distributions to our stockholders. In addition, as a company in its early stages of operations, we have incurred losses since our inception and we may continue to incur losses. As a result, we cannot assure you that, in the future, we will be profitable or that we will realize growth in the value of our assets.

The following risk factor supersedes and replaces the risk factor captioned “One of our tenants generated a significant portion of our revenue, and rental payment defaults by this significant tenant could adversely affect our results of operations,” which begins on page 44 of the prospectus.

One of our tenants generated a significant portion of our revenue, and rental payment defaults by this significant tenant could adversely affect our results of operations.

As of June 30, 2011, approximately 7% of our consolidated annualized base rental revenue was generated by Kohl’s Department Stores, Inc. (“Kohl’s”).  As a result of the concentration of revenue generated from Kohl’s, if this tenant was to cease paying rent or fulfilling its other monetary obligations, we could have significantly reduced rental revenues or higher expenses until the default was cured or the properties that it leases were leased to a new tenant or tenants. In addition, there is no assurance that the properties could be re-leased on similar or better terms.

The following risk factor supersedes and replaces the risk factor captioned “Geographic concentration of our portfolio makes us particularly susceptible to adverse economic developments in the real estate markets of those areas,” which begins on page 44 of the prospectus.

Geographic concentration of our portfolio may make us particularly susceptible to adverse economic developments in the real estate markets of those areas.

As of June 30, 2011, approximately 22%, 11% and 11% of our consolidated annualized base rental revenue of our consolidated portfolio was generated by properties located in the States of Florida, Virginia and North Carolina, respectively. Accordingly, our rental revenues and property operating results are likely to be impacted by economic changes affecting these states. This geographic concentration also exposes us to risks of oversupply and competition in these real estate markets.

Management

Acquisition Corp.

The following updates the discussion contained in the section of our prospectus captioned “Management — Acquisition Corp.,” which begins on page 81.

Effective August 5, 2011, Mr. Youngman resigned as the vice president of Inland Diversified Real Estate Acquisitions, Inc., our dedicated acquisition group.  There have been no other changes in the management of that group, and Mr. Lazarus will continue to serve as its president.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion updates the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference into the prospectus.

The following discussion and analysis relates to the three and six months ended June 30, 2011 and 2010 and as of June 30, 2011 and December 31, 2010. You should read the following discussion and analysis along with our consolidated financial statements and the related notes included in this supplement.

Overview

We are a Maryland corporation sponsored by Inland Real Estate Investment Corporation, referred to herein as our “Sponsor” or “IREIC,” and formed to acquire and develop commercial real estate located in the United States and Canada. We also may invest in other real estate assets such as interests in real estate investment trusts, or REITs, or other “real estate operating companies” that own these assets, joint ventures and commercial mortgage debt. We may originate or invest in real estate-related loans made to third parties or to related parties of, or entities sponsored by, IREIC. Our primary investment objectives are to balance investing in real estate assets that produce attractive current yield and long-term risk-adjusted returns to our stockholders, with our desire to preserve stockholders’ capital and to pay sustainable and predictable distributions to our stockholders. At June 30, 2011, the Company owned 41 retail properties and two office properties collectively totaling 4,836,746 square feet and one multi-family property totaling 300 units with a weighted average physical and economic occupancy of 93.8% and 97.2%, respectively.

As of June 30, 2011, annualized base rent per square foot totaled $13.38 for all properties other than the multi-family property and $9,518 per unit for the multi-family property.  Annualized base rent is calculated by annualizing the current, in-place monthly base rent for leases at the time of acquisition, including any tenant concessions, such as rent abatement or allowances, which may have been granted.

On August 24, 2009, we commenced an initial public offering (the “Offering”) of 500,000,000 shares of our common stock at a price of $10.00 per share on a “best efforts” basis through Inland Securities Corporation. We also are offering up to 50,000,000 shares of our common stock at a price of $9.50 per share to stockholders who elect to participate in our distribution reinvestment plan, or “DRP.” We elected to be taxed as a REIT commencing with the tax year ended December 31, 2009 and intend to continue to qualify as a REIT for federal income tax purposes.

Market Outlook

Since 2007, when the U.S. began to slip into a major recession, there has been no significant defining trend that can be attributed to the economy as a whole. The stock market indexes dropped precipitously through mid 2009 and have since recovered most of those losses. However, stocks have not reached their pre-recession level and cannot sustain enough momentum to do so. The national unemployment rate peaked in late 2009 at just above 10% and has since seen a slight recovery into the mid-9% range. Retail sales saw modest improvement in 2010 and into early 2011, but in the past few months growth has been stagnant.  The economic stimulus package fostered by the U.S. government seems to have had a moderately positive stance in the early part of the recovery, but the current volatility coincides with the end of the stimulus efforts. These factors have led many to believe that the economy is not strong enough to pull ahead on its own.

We believe that the national economy and the world economy are linked more closely than they have ever been. Debt problems in Europe and political unrest in the Middle East have had a negative effect on domestic growth.   In Europe, we have seen financially healthy nations spend many months trying to find ways to keep weaker nations from defaulting on their financial obligations. Plans are proposed and then regularly revised based on a complex set of interrelated circumstances. The uncertainty surrounding these events causes markets everywhere to experience volatility.

In our business we are concerned with our ability to buy new properties, finance those acquisitions and keep our properties as fully leased as possible. We are fortunate to have started acquiring properties after the bottom of the recession in 2009. The market had adjusted to the effects of the recession and this has generally been reflected in the pricing of our acquisitions. Further, our underwriting contemplates current market conditions. In other words we do not have legacy issues that some other property owners now face. However, the general overall economic uncertainty that persists affects us all and keeps us from being able to make definitive statements about trends and conditions. Financing, until recently, has been readily available at what we believe are attractive interest rates. However, we foresee at least a temporary disruption of the CMBS market due to issues related to the ratings and pricing of these products. However banks and insurance companies have not been directly impacted by these events through the current time.

Primarily for the reasons above, we continue to see a flight to quality in all investment classes. We believe the properties we purchased to date fit well within that category.

For the Six Months Ended June 30, 2011 – Company Highlights

Specific 2011 achievements include:

•

Acquiring 16 properties totaling 2,400,260 square feet for approximately $410.7 million in real estate investment.

•

Financing 17 properties through borrowing or assuming approximately $273.2 million in secured first mortgages.

•

Expanding our line of credit from $25.0 million to $50.0 million which should give us more short-term financing flexibility to timely close properties in our acquisition pipeline.

•

Declaring and paying monthly distributions totaling $0.60 per share on an annualized basis and fully funding all distributions out of cash flow from operations.

•

Generating gross proceeds (excluding DRP proceeds) totaling approximately $153.4 million from our Offering.

Liquidity and Capital Resources

General.   Our principal demands for funds are to acquire real estate and real estate-related assets, to pay capital expenditures, to pay our operating expenses including property operating expenses, to pay principal and interest on our outstanding indebtedness, to fund repurchases of previously issued common stock and to pay distributions to our stockholders. We generally, during the pendency of the Offering, seek to fund our cash needs for items other than asset acquisitions and related financings from operations. Our cash needs for acquisitions (including any contingent earnout payments) and related financings have been and will continue to be funded primarily from the sale of our shares, including through our distribution reinvestment plan, as well as debt financings. Our business manager, Inland Diversified Business Manager & Advisor, Inc. referred to herein as our “Business Manager,” its acquisition group, Inland Diversified Real Estate Acquisitions, Inc., and Inland Real Estate Acquisitions, “IREA,” evaluate all of our potential acquisitions and negotiate with sellers and lenders on our behalf. Pending investment in real estate assets, we temporarily invest proceeds from the Offering in investments that likely yield lower returns than those earned on real estate assets.

Potential future sources of additional liquidity include the proceeds from secured or unsecured financings from banks or other lenders, including proceeds from lines of credit, and undistributed cash flow from operations.  In general, our strategy is to target a 55% loan to value leverage limit on a portfolio basis.  Our charter limits the amount we may borrow to 300% of our net assets (as defined in our charter) unless any excess borrowing is approved by the board of directors including a majority of the independent directors and is disclosed to our stockholders in our next quarterly report along with justification for the excess.  As of June 30, 2011, our borrowings did not exceed 300% of our net assets.

As of June 30, 2011, the Offering (including the DRP) had generated proceeds, net of issuer costs and commissions, the marketing contribution, due diligence expense reimbursements, and other offering related costs, the majority of which are reallowed to third party soliciting dealers, totaling $370,956,484.

As of June 30, 2011 and December 31, 2010, the Company owed $2,258,657 and $4,138,818, respectively, to our Sponsor and its affiliates for business management fees not otherwise waived,

advances from these parties used to pay administrative and offering costs, and certain accrued expenses which are included in due to related parties on the accompanying consolidated balance sheets. These amounts represent non-interest bearing advances by the Sponsor and its affiliates, which the Company generally intends to repay.

Distributions.   We intend to fund cash distributions to our stockholders from cash generated by our operations and other measures determined under U.S. generally accepted accounting principles (“U.S. GAAP”). Cash generated by operations is not equivalent to our net income from continuing operations also as determined under U.S. GAAP or our taxable income for federal income tax purposes.  If we are unable to generate sufficient cash flow from operations, determined in accordance with U.S. GAAP, to fully fund distributions, some or all of our distributions may be paid from cash flow generated from investing activities, including the net proceeds from the sale of our assets.  In addition, we may fund distributions from, among other things, advances or contributions from our Business Manager or IREIC or from the cash retained by us in the case that our Business Manager defers, accrues or waives all, or a portion, of its business management fee, or waives its right to be reimbursed for certain expenses.  A deferral, accrual or waiver of any fee or reimbursement owed to our Business Manager has the effect of increasing cash flow from operations for the relevant period because we do not have to use cash to pay any fee or reimbursement which was deferred, accrued or waived during the relevant period.  We will, however, use cash in the future if we pay any fee or reimbursement that was deferred or accrued.  There is no assurance that these other sources will be available to fund distributions.

We will not fund any distributions from the net proceeds of our Offering.  In addition, we have not funded any distributions from the proceeds generated by borrowings, and do not intend to do so.

We generated sufficient cash flow from operations, determined in accordance with U.S. GAAP, to fully fund distributions paid during the six months ended June 30, 2011.  Cash retained by us of $1,572,628 from the waiver of a portion of the 2011 business management fee by our Business Manager had the effect of increasing cash flow from operations for this period because we did not have to use cash to pay the fee. However, even if the Business Manager had not waived part of the 2011 business management fee, we would have generated sufficient cash flow from operations to fully fund distributions paid for the period.  There is no assurance that any deferral, accrual or waiver of any fee or reimbursement will be available to fund distributions in the future.

The monies needed to pay some of the distributions paid from inception through December 31, 2010 were funded from monies provided by IREIC as well as advances by IREIC which were forgiven in 2011.  For U.S. GAAP purposes, these monies have been treated as capital contributions from IREIC although IREIC has not received, and will not receive, any additional shares of our common stock for these contributions. For federal income tax purposes, these monies may be considered taxable income under certain circumstances. IREIC also invested $200,000 at the time of our formation.  We will not use any of this initial $200,000 contribution to fund distributions.  There is no assurance that IREIC will continue to contribute monies to fund future distributions if cash flow from operations are not sufficient to cover them.  We intend to continue paying distributions for future periods in the amounts and at times as determined by our board.

Share Repurchase Program.  We have a share repurchase program designed to provide limited liquidity to eligible stockholders.  During the three and six months ended June 30, 2011, we used $325,792 to repurchase 33,114 shares and $553,427 to repurchase 56,128 shares, respectively.  Since the start of the program through June 30, 2011, we have used $842,954 to repurchase an aggregate of 86,515 shares.

During the six months ended June 30, 2011, we received requests to repurchase 56,128 shares and fulfilled requests for all of these shares.  The average per share repurchase price during this period was $9.86 and these repurchases were funded from proceeds from our distribution reinvestment plan.

Cash Flow Analysis

	For the six months ended June 30,
	2011	2010
Net cash flows provided by (used in) operating activities	$13,420,981	$(253,122)
Net cash flows used in investing activities	$(346,464,683)	$(138,594,766)
Net cash flows provided by financing activities	$332,851,236	$188,229,958

Net cash provided by (used in) operating activities was $13,420,981 and ($253,122) for the six months ended June 30, 2011 and 2010, respectively. The funds generated in 2011 were primarily from property operations from our real estate portfolio.  The increase from 2010 to 2011 is due to the growth of our real estate portfolio and related, full period, property operations in 2011.

Net cash flows used in investing activities were $346,464,683 and $138,594,766 for the six months ended June 30, 2011 and 2010, respectively. We used $350,860,464 and $136,724,885 during the six months ended June 30, 2011 and 2010, respectively to purchase properties and $2,111,394 to purchase marketable securities in 2011.  The increase in net cash flows used in investing activities from 2010 to 2011 is due to the increase in our acquisition activity in 2011.

Net cash flows provided by financing activities were $332,851,236 and $188,229,958 for the six months ended June 30, 2011 and 2010, respectively. Of these amounts, cash flows from financing activities of $159,271,269 and $102,968,648, respectively, resulted from the sale of our common stock in the best efforts offering and through our DRP. We generated $245,983,675 and $97,644,999, respectively from loan proceeds from borrowings secured by properties in our portfolio, increase in our credit facility and margin payable on our securities portfolio. We used $16,827,692 and $11,071,888, respectively, to pay offering costs. We also used $43,398,301 in 2011 to pay principal payments of mortgage debt and pay down our credit facility and margin liabilities on our marketable securities portfolio. We used $2,130,304 and $1,291,801, respectively, to pay loan fee fees and deposits related to financing related to our closed and potential acquisitions.

During the six months ended June 30, 2011 and 2010, we paid distributions in the amount of $9,453,122 and $1,757,576, respectively.  Our 2011 distributions were funded from cash flows from operations. Our Sponsor contributed $1,757,576 to fund distributions for the six months ended June 30, 2010. On March 10, 2011, our Sponsor forgave $1,500,000 in liabilities related to advances used to pay administrative and offering costs prior to the commencement of our Offering that were previously funded to the Company and treated this as a capital contribution to cover a portion of distributions paid related to the three months ended December 31, 2010.  For U.S. GAAP purposes, the monies contributed by our Sponsor have been treated as capital contributions from our Sponsor, although our Sponsor has not received, and will not receive, any additional shares of our common stock for making any of these contributions. For federal income tax purposes, these monies may be considered taxable income under certain circumstances. There is no assurance that our Sponsor will continue to contribute monies to fund future distributions if cash flows from operations or borrowings are not sufficient to cover them. The amount and timing of distributions may vary and there is no assurance that we will continue to pay distributions at the existing rate, if at all.

A summary of the distributions declared, distributions paid and cash flows used in operations for the six months ended June 30, 2011 and 2010 follows:

			Distributions Paid
Six Months Ended June 30,	Distributions Declared	Distributions Declared Per Share (1)	Cash	Reinvested via DRP	Total	Cash Flows From Operations	Contributions by IREIC
2011	$10,176,417	$0.30	$3,537,426	$5,915,696	$9,453,122	$13,420,981	$-
2010	$2,252,898	$0.30	$600,633	$1,156,943	$1,757,576	($253,122)	$1,757,576

(1)

Assumes a share was issued and outstanding each day during the period.

Results of Operations

The following discussion is based on our consolidated financial statements for the three months ended June 30, 2011 and 2010.  For the three months ended June 30, 2011 and 2010, our net loss attributable to common stockholders was $1,487,061 and $730,842, respectively, and included the following components:

Gross revenue for the three months ended June 30, 2011 and 2010 totaled $17,144,864 and $2,194,500, respectively. The increase in 2011 is primarily due to the ownership and full period operations of properties we acquired in the third and fourth quarters of 2010 and the first quarter of 2011.  We expect increases in gross revenue in the future as we recognize the full annual effect of our 2010 acquisitions and the effect of newly acquired real estate investments as we continue to build our portfolio.

Property operating expenses and real estate taxes for the three months ended June 30, 2011 and 2010 totaled $4,864,370 and $607,415, respectively, and primarily consisted of costs of owning and maintaining investment property, real estate taxes, insurance, property management fees and other maintenance costs. The increase in 2011 is primarily due to the ownership and full period operations of the properties we acquired in the third and fourth quarters of 2010 and the first quarter of 2011.  We expect increases in property operating expenses and real estate taxes in the future as we recognize the full annual effect of our 2010 acquisitions and the effect of newly acquired real estate investments as we continue to build our portfolio.

General and administrative expenses during the three months ended June 30, 2011 and 2010 totaled $899,854 and $454,561, respectively. These costs primarily consisted of legal, audit, compliance and other professional fees, insurance, independent director compensation, as well as certain salary, information technology and other administrative cost reimbursements made to our Business Manager and affiliates.  The increase in 2011 is primarily due to an increase in our real estate investments as certain of these costs are variable and may continue to increase in the future as we continue to raise capital and make additional real estate investments.

Acquisition related costs during the three months ended June 30, 2011 and 2010 totaled $613,296 and $679,055, respectively, and relate to transaction costs for both closed and potential transactions.  These costs mainly include third-party costs such as appraisals, environmental studies, legal fees as well as time and travel expense reimbursements to affiliates of our Sponsor.  We do not pay acquisition fees to our Business Manager or its affiliates.  These costs remained consistent from period to period and directly relate to our deal volume of both closed and potential real estate investments.

Depreciation and amortization expenses for the three months ended June 30, 2011 and 2010 totaled $7,262,894 and $657,561, respectively.  The increase in 2011 is primarily due to the ownership and full period operations of the properties we acquired in the third and fourth quarters of 2010 and the first quarter of 2011.  We expect increases in depreciation and amortization in the future as we recognize the full annual effect of our 2010 acquisitions and the effect of newly acquired real estate investments as we continue to build our portfolio.

Interest expense for the three months ended June 30, 2011 and 2010 totaled $4,680,814 and $613,934, respectively.  The increase is primarily a result of an increase in the aggregate amount of our debt compared to the prior period.  The outstanding principal balance of mortgages payable increased from $112,329,828 at June 30, 2010 to $442,510,646 at June 30, 2011.  As of June 30, 2011 and December 31, 2010, our weighted average stated interest rate per annum was 5.01% and 5.16% per annum, respectively, with weighted average maturities of 6.4 years and 5.8 years, respectively.

Net income attributable to noncontrolling interest of $27,363 for the three months ended June 30, 2011 represents the interests of a third party in the Temple Terrace consolidated joint venture which was formed in the third quarter of 2010.

The following discussion is based on our consolidated financial statements for the six months ended June 30, 2011 and 2010.  For the six months ended June 30, 2011 and 2010, our net loss attributable to common stockholders was $1,641,418 and $1,123,695, respectively, and included the following components:

Gross revenue for the six months ended June 30, 2011 and 2010 totaled $28,753,163 and $2,792,371, respectively. The increase in 2011 is primarily due to the ownership and full period operations of the properties we acquired in the third and fourth quarters of 2010 and the first quarter of 2011.  We expect increases in gross revenue in the future as we recognize the full annual effect of our 2010 acquisitions and the effect of newly acquired real estate investments as we continue to build our portfolio.

Property operating expenses and real estate taxes for the six months ended June 30, 2011 and 2010 totaled $8,457,533 and $821,449, respectively, and primarily consisted of costs of owning and maintaining investment property, real estate taxes, insurance, property management fees and other maintenance costs. The increase in 2011 is primarily due to the ownership and full period operations of the properties we acquired in the third and fourth quarters of 2010 and the first quarter of 2011.  We expect increases in property operating expenses and real estate taxes in the future as we recognize the full annual effect of our 2010 acquisitions and the effect of newly acquired real estate investments as we continue to build our portfolio.

General and administrative expenses during the six months ended June 30, 2011 and 2010 totaled $1,376,807 and $851,842, respectively. These costs primarily consisted of legal, audit, compliance and other professional fees, insurance, independent director compensation, as well as certain salary, information technology and other administrative cost reimbursements made to our Business Manager and affiliates.  The increase in 2011 is primarily due to an increase in our real estate investments as certain of these costs are variable and may continue to increase in the future as we continue to raise capital and make additional real estate investments.

Acquisition related costs during the six months ended June 30, 2011 and 2010 totaled $1,369,482 and $921,811, respectively, and relate to transaction costs for both closed and potential transactions.  These costs mainly include third-party costs such as appraisals, environmental studies, legal fees as well as time and travel expense reimbursements to affiliates of our Sponsor.  We do not pay acquisition fees to our Business Manager or its affiliates.  The increase compared to the six months ended June 30, 2010 primarily relates to increased acquisition activity and costs related to our acquisition pipeline in 2011 compared to the same period in 2010.

Depreciation and amortization expenses for the six months ended June 30, 2011 and 2010 totaled $11,509,186 and $771,331, respectively.  The increase in 2011 is primarily due to the ownership and full period operations of the properties we acquired in the third and fourth quarters of 2010 and the first quarter of 2011.  We expect increases in depreciation and amortization in the future as we recognize the full annual effect of our 2010 acquisitions and the effect of newly acquired real estate investments as we continue to build our portfolio.

Interest expense for the six months ended June 30, 2011 and 2010 totaled $7,392,230 and $664,564.  The increase is primarily a result of an increase in the aggregate amount of our debt compared to the prior period.  The outstanding principal balance of mortgages payable increased from $112,329,828 at June 30, 2010 to $442,510,646 at June 30, 2011.  As of June 30, 2011 and December 31, 2010, our weighted average stated interest rate per annum was 5.01% and 5.16%, respectively, with weighted average maturities of 6.4 years and 5.8 years, respectively.

Net income attributable to noncontrolling interest of $88,730 for the six months ended June 30, 2011 represents the interests of a third party in the Temple Terrace consolidated joint venture which was formed in the third quarter of 2010.

The following tables set forth a summary, as of June 30, 2011, of lease expirations scheduled to occur during each of the calendar years from 2011 to 2015 and thereafter, assuming no exercise of renewal options or early termination rights and our top five tenants in our portfolio based on annualized base rent. The following tables are based on leases commenced on or prior to June 30, 2011 and do not include multi-family leases.

Lease Expiration Year	Number of Expiring Leases	Gross Leasable Area of Expiring Leases - Square Footage	Percent of Total Gross Leasable Area of Expiring Leases	Total Annualized Base Rent of Expiring Leases (a)	Percent of Total Annualized Base Rent of Expiring Leases	Annualized Base Rent per Leased Square Foot
2011 (remainder of year) (b)	26	62,677	1.4%	$1,296,157	1.9%	$20.68
2012	34	113,633	2.5%	2,251,131	3.3%	19.81
2013	101	274,454	6.0%	5,826,567	8.5%	21.23
2014	62	183,385	4.0%	3,721,924	5.5%	20.30
2015	46	178,230	3.9%	3,300,867	4.8%	18.52
Thereafter	216	3,730,648	82.2%	51,926,211	76.0%	13.92

Leased Total	485	4,543,027	100.0%	$68,322,857	100.0%	$15.04

(a)

Represents the contractual base rent in place at the time of lease expiration.

(b)

Includes month-to-month leases.

Tenant	Number of Leases	Gross Leasable Area - Square Footage	Percent of Portfolio Total Gross Leasable Area	Total Annualized Base Rent	Percent of Portfolio Total Annualized Base Rent	Annualized Base Rent per Square Foot
Kohl’s	7	424,375	9.3%	$4,703,159	7.3%	$11.08
PetSmart	10	191,188	4.2%	2,972,289	4.6%	15.55
Publix Super Markets	5	245,519	5.4%	2,738,987	4.2%	11.16
Best Buy	4	137,839	3.0%	2,185,398	3.4%	15.85
Walgreens	4	54,729	1.2%	2,049,301	3.2%	37.44

Top Five Tenants	30	1,053,650	23.2%	$14,649,134	22.6%	$13.90

Investment in Unconsolidated Entities

In 2009, we became a member of a limited liability company formed as an insurance association captive (the “Insurance Captive”), which is owned in equal proportions by us and three other REITs sponsored by the Company’s Sponsor and serviced by an affiliate of our Business Manager. We entered into the Insurance Captive to stabilize insurance costs, manage our exposures and recoup expenses through the functions of the captive program.

Critical Accounting Policies

A critical accounting policy is one that, we believe, would materially affect our operating results or financial condition, and requires management to make estimates or judgments in certain circumstances. We believe that our most critical accounting policies relate to the valuation and allocation of investment properties, recognition of rental income, our cost capitalization and depreciation policies and consolidation and equity accounting policies. These judgments often result from the need to make estimates about the effect of matters that are inherently uncertain. U.S. GAAP requires information in financial statements about accounting principles, methods used and disclosures pertaining to significant estimates. The following disclosure discusses judgments known to management pertaining to trends, events or uncertainties that were taken into consideration upon the application of critical accounting policies and the likelihood that materially different amounts would be reported upon taking into consideration different conditions and assumptions. Disclosures discussing all critical accounting policies are set forth in our Annual Report on Form 10-K for the year ended December 31, 2010, as filed with the Securities and Exchange Commission on March 30, 2011, under the heading “Critical Accounting Policies.”

Consolidation.  The accompanying consolidated financial statements include the accounts of the Company, as well as all wholly-owned subsidiaries and entities in which the Company has a controlling financial interest. Interests of third parties in these consolidated entities are reflected as noncontrolling interests in the accompanying consolidated financial statements. Wholly-owned subsidiaries generally consist of limited liability companies (LLCs). All intercompany balances and transactions have been eliminated in consolidation.

Each property is owned by a separate legal entity which maintains its own books and financial records.

Offering and Organizational Costs.  Costs associated with the Offering will be deferred and charged against the gross proceeds of the Offering upon the sale of shares. Formation and organizational costs will be expensed as incurred.

Cash and Cash Equivalents.  We consider all demand deposits and money market accounts and all short-term investments with a maturity of three months or less, at the date of purchase, to be cash equivalents. We maintain our cash and cash equivalents at financial institutions. The combined account balances at one or more institutions periodically exceed the Federal Depository Insurance Corporation (“FDIC”) insurance coverage and, as a result, there will be a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. We believe that the risk is not significant, as we do not anticipate the financial institutions’ non-performance.

Restricted Cash and Escrows.  Restricted cash and the offsetting liability, which is recorded in accounts payable and accrued expenses in the accompanying consolidated balance sheets, consist of funds received from investors relating to shares of the Company to be purchased by such investors, which settlement has not occurred as of the balance sheet date. Restricted escrows primarily consist of cash held in escrow based on lender requirements for collateral or funds to be used for the payment of insurance, real estate taxes, tenant improvements, leasing commissions and acquisition related earnouts.

Revenue Recognition.  We commence revenue recognition on our leases based on a number of factors. In most cases, revenue recognition under a lease begins when the lessee takes possession of or controls the physical use of the leased asset. Generally, this occurs on the lease commencement date. The determination of who is the owner, for accounting purposes, of the tenant improvements determines the nature of the leased asset and when revenue recognition under a lease begins. If we are the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete.

If we conclude we are not the owner, for accounting purposes, of the tenant improvements (the lessee is the owner), then the leased asset will be the unimproved space and any tenant improvement allowances funded under the lease are treated as lease incentives which reduces revenue recognized over the term of the lease. In these circumstances, we begin revenue recognition when the lessee takes possession of the unimproved space for the lessee to construct their own improvements. We consider a number of different factors to evaluate whether it or the lessee is the owner of the tenant improvements for accounting purposes. The determination of who owns the tenant improvements, for accounting purposes, is subject to significant judgment.

We recognize rental income on a straight-line basis over the term of each lease. The difference between rental income earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable and is included as a component of accounts and rents receivable in the accompanying consolidated balance sheets. Due to the impact of the straight-line basis, rental income generally will be greater than the cash collected in the early years and decrease in the later years of a lease. We periodically review the collectability of outstanding receivables. Allowances are taken for those balances that we deem to be uncollectible, including any amounts relating to straight-line rent receivables.

Reimbursements from tenants for recoverable real estate tax and operating expenses are accrued as revenue in the period the applicable expenses are incurred. We make certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. We do not expect the actual results to materially differ from the estimated reimbursement.

We recognize lease termination income if there is a signed termination letter agreement, all of the conditions of the agreement have been met, the tenant is no longer occupying the property and amounts due are considered collectible. Upon early lease termination, we provide for losses related to unrecovered intangibles and other assets. As a lessor, we defer the recognition of contingent rental income, such as percentage rent, until the specified target that triggered the contingent rental income is achieved.

Capitalization and Depreciation.  Real estate acquisitions are recorded at cost less accumulated depreciation. Improvement and betterment costs are capitalized, and ordinary repairs and maintenance are expensed as incurred.

Costs in connection with the acquisition of real estate properties and businesses are expensed as incurred.

Depreciation expense is computed using the straight line method. Building and improvements are depreciated based upon estimated useful lives of 30 years for building and improvements and 5-15 years for furniture, fixtures and equipment and site improvements.

Tenant improvements are amortized on a straight line basis over the shorter of the life of the asset or the term of the related lease as a component of depreciation and amortization expense.

Leasing fees are amortized on a straight-line basis over the life of the related lease as a component of depreciation and amortization.

Loan fees are amortized on a straight-line basis, which approximates the effective interest method, over the life of the related loans as a component of interest expense.

The portion of the purchase price allocated to acquired above market lease costs and acquired below market lease costs are amortized on a straight-line basis over the life of the related lease as an adjustment to net rental income. Acquired in-place lease costs and other leasing costs are amortized on a straight-line basis over the weighted-average remaining lease term as a component of amortization expense.

Cost capitalization and the estimate of useful lives require judgment and include significant estimates that can and do change.

Fair Value Measurements.  We estimate fair value using available market information and valuation methodologies we believe to be appropriate for these purposes. Considerable judgment and a high degree of subjectivity are involved in developing these estimates and, accordingly, they are not necessarily indicative of amounts that would be realized upon disposition.

We define fair value based on the price that would be received upon sale of an asset or the exit price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. We establish a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value. The fair value hierarchy consists of three broad levels, which are described below:

•

Level 1 — Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

•

Level 2 — Observable inputs, other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Acquisition of Investment Properties.  We are required to determine the total purchase price of each acquired investment property, which includes estimating any contingent consideration to be paid or received in future periods. We are required to allocate the purchase price of each acquired investment property between land, building and improvements, acquired above market and below market leases, in-place lease value, and any assumed financing that is determined to be above or below market terms. In addition, we are required to allocate a portion of the purchase price to the value of customer relationships, if any. The allocation of the purchase price is an area that requires judgment and significant estimates. We use the information contained in the independent appraisal obtained at acquisition or other market sources as the basis for the allocation to land and building and improvements.

The aggregate value of intangibles is measured based on the difference between the stated price and the property value calculation as if vacant. We determine whether any financing assumed is above or below market based upon comparison to similar financing terms for similar investment properties. We also allocate a portion of the purchase price to the estimated acquired in-place lease costs based on estimated lease execution costs for similar leases as well as lost rent payments during assumed lease up period when calculating as if vacant fair values. We also evaluate each acquired lease based upon current market rates at the acquisition date and we consider various factors including geographical location, size and location of leased space within the investment property, tenant profile and the credit risk of the tenant in determining whether the acquired lease is above or below market lease costs.

After an acquired lease is determined to be above or below market lease costs, we allocate a portion of the purchase price to such above or below acquired lease costs based upon the present value of the difference between the contractual lease rate and the estimated market rate. The determination of the discount rate used in the present value calculation is based upon the “risk free rate.” This discount rate is a significant factor in determining the market valuation which requires our judgment of subjective factors such as market knowledge, economics, demographics, location, visibility, age and physical condition of the property.

Impairment of Investment Property.  We assess the carrying values of our respective long-lived assets whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable. Recoverability of the assets is measured by comparison of the carrying amount of the asset to the estimated future undiscounted cash flows. In order to review our assets for recoverability, we consider current market conditions, as well as our intent with respect to holding or disposing of the asset. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third party appraisals, where considered necessary (Level 3 inputs). If our analysis indicates that the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, we recognize an impairment charge for the amount by which the carrying value exceeds the current estimated fair value of the real estate property.

We estimate the future undiscounted cash flows based on our intent as follows: (i) for real estate properties that we intend to hold long-term, including land held for development, properties currently under development and operating buildings, recoverability is assessed based on the estimated future net rental income from operating the property and termination value; and (ii) for real estate properties that we intend to sell, including land parcels, properties currently under development and operating buildings, recoverability is assessed based on estimated proceeds from disposition that are estimated based on future net rental income of the property and expected market capitalization rates.

The use of projected future cash flows is based on assumptions that are consistent with our estimates of future expectations and the strategic plan we use to manage our underlying business. However assumptions and estimates about future cash flows, including comparable sales values, discount rates, capitalization rates, revenue and expense growth rates and lease-up assumptions which impact the discounted cash flow approach to determine value, are complex and subjective. Changes in economic and operating conditions and our ultimate investment intent that occur subsequent to the impairment analyses could impact these assumptions and result in future impairment charges of the real estate properties.

In addition, we evaluate our equity method investments for impairment indicators. The valuation analysis considers the investment positions in relation to the underlying business and activities of our investments.

Impairment of Marketable Securities.  We assess our investments in marketable securities for changes in the market value of the investments. A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other-than-temporary, will result in an impairment to reduce the carrying amount to fair value. The impairment will be charged to earnings and a new cost basis for the security will be established. To determine whether an impairment is other-than-temporary, we consider whether we have the ability and intent to hold the investment until a market price recovery and consider whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in. We consider the following factors in evaluating our securities for impairments that are other than temporary:

•

declines in REIT stocks and the stock market relative to our marketable security positions;

•

the estimated net asset value (“NAV”) of the companies we invest in relative to their current market prices;

•

future growth prospects and outlook for companies using analyst reports and company guidance, including dividend coverage, NAV estimates and growth in “funds from operations,” or “FFO;” and

•

duration of the decline in the value of the securities.

Partially-Owned Entities.  We consolidate the operations of a joint venture if we determine that we are either the primary beneficiary of a variable interest entity (VIE) or have substantial influence and control of the entity. The primary beneficiary is the party that has the ability to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses and right to receive the returns from the VIE that would be significant to the VIE. There are significant judgments and estimates involved in determining the primary beneficiary of a variable interest entity or the determination of who has control and influence of the entity. When we consolidate an entity, the assets, liabilities and results of operations will be included in our consolidated financial statements.

In instances where we are not the primary beneficiary of a variable interest entity or we do not control the joint venture, we use the equity method of accounting. Under the equity method, the operations of a joint venture are not consolidated with our operations but instead our share of operations would be reflected as equity in earnings (loss) on unconsolidated joint ventures on our consolidated statements of operations and other comprehensive income. Additionally, our net investment in the entities is reflected as investment in and advances to joint venture as an asset on the consolidated balance sheets.

Derivatives.  We use derivative instruments, such as interest rate swaps, primarily to manage exposure to interest rate risks inherent in variable rate debt. We may also enter into forward starting swaps or treasury lock agreements to set the effective interest rate on a planned fixed-rate financing. Our interest rate swap involves the receipt of variable-rate amounts from a counterparty in exchange for us making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. In a forward starting swap or treasury lock agreement that we cash settle in anticipation of a fixed rate financing or refinancing, we will receive or pay an amount equal to the present value of future cash flow payments based on the difference between the contract rate and market rate on the settlement date.  We do not use derivatives for trading or speculative purposes and currently do not have any derivatives that are not designated as hedging instruments under the accounting requirements for derivatives and hedging.

REIT Status.  We have qualified and have elected to be taxed as a REIT beginning with the tax year ended December 31, 2009. In order to qualify as a REIT, we are required to distribute at least 90% of our annual taxable income, subject to certain adjustments, to our stockholders. We must also meet certain asset and income tests, as well as other requirements. We will monitor the business and transactions that may potentially impact our REIT status. If we fail to qualify as a REIT in any taxable year, without the benefit of certain relief provisions, we will be subject to federal (including any applicable alternative minimum tax) and state income tax on our taxable income at regular corporate rates.

Contractual Obligations

As of June 30, 2011, $258,522,888 in principal of the loans closed or assumed in 2011 remained outstanding with a weighted average stated interest rate per annum of 4.90%, and a weighted average maturity of 7.2 years.

As of June 30, 2011, we had outstanding commitments to fund approximately $8,098,000 into the Temple Terrace joint venture for a redevelopment project. We intend to fund these outstanding commitments with proceeds from our Offering.

We have provided a partial guarantee on three mortgage loans of our subsidiaries.  Two loans are recourse for 50% of the unpaid principal from time to time and 100% of unpaid interest. As of June 30, 2011, the outstanding principal balance on these two loans totaled $40,500,000.  In addition a third loan is recourse for $25,000,000 of the unpaid principal and 100% of unpaid interest.

From time to time, we acquire properties subject to the obligation to pay the seller additional monies depending on the future leasing and occupancy of the property. These earnout payments are based on a predetermined formula. Each earnout agreement has a time limit and other parameters regarding the obligation to pay any additional monies. If at the end of the time period, certain space has not been leased and occupied, we will not have any further obligation. As of June 30, 2011 and December 31, 2010, we had a liability of $30,238,880 and $12,904,371, respectively, recorded on the consolidated balance sheet as deferred investment property acquisition obligations.  The maximum potential payment is $35,974,403 at June 30, 2011.

Off-Balance Sheet Arrangements

We currently have no off-balance sheet arrangements that are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Selected Financial Data

The following table shows our selected financial data relating to our consolidated historical financial condition and results of operations. This selected data should be read in conjunction with the consolidated financial statements and related notes appearing elsewhere in this supplement.

	June 30, 2011	December 31, 2010
Total assets	$879,373,072	$450,114,435
Mortgages, credit facility and securities margin payable	$460,228,399	$192,871,495

	For the six months ended June 30,
	2011	2010
Total income	$28,753,163	$2,792,371
Net loss attributable to common stockholders	$(1,641,418)	$(1,123,695)
Net loss attributable to common stockholders per common share, basic and diluted (a)	$(0.05)	$(0.15)
Distributions declared to common stockholders	$10,176,417	$2,252,898
Distributions per weighted average common share (a)	$0.30	$0.30
Funds From Operations (b)	$9,857,855	$(352,364)
Cash flows provided by (used in) operating activities	$13,420,981	$(253,122)
Cash flows used in investing activities	$(346,464,683)	$(138,594,766)
Cash flows provided by financing activities	$332,851,236	$188,229,958
Weighted average number of common shares outstanding, basic and diluted	34,202,401	7,571,865

(a)

The net loss attributable to common stockholders, per share basic and diluted is based upon the weighted average number of common shares outstanding for the six months ended June 30, 2011 and 2010, respectively. The distributions per common share are based upon the weighted average number of common shares outstanding for the year ended or period. See Footnote (b) below for information regarding our calculation of FFO.

(b)

One of our objectives is to provide cash distributions to our stockholders from cash generated by our operations and other measures determined under U.S. GAAP. Cash generated from operations is not equivalent to our net income from continuing operations also as determined under U.S. GAAP. One non-U.S. GAAP measure that we consider due to the certain unique operating characteristics of real estate companies is known as “Funds from Operations, or “FFO”. The National Association of Real Estate Investment Trusts, or NAREIT, an industry trade group, promulgates this measure which it believes more accurately reflects the operating performance of a REIT such as us. As defined by NAREIT, FFO means net income computed in accordance with U.S. GAAP, excluding gains (or losses) from sales of property, plus depreciation and amortization on real property and after adjustments for unconsolidated partnerships and joint ventures in which the Company holds an interest. The calculation of FFO may vary from entity to entity since capitalization and expense policies tend to vary from entity to entity. Items that are capitalized do not impact FFO whereas items that are expensed reduce FFO. Consequently, our presentation of FFO may not be comparable to other similarly titled measures presented by other REITs. FFO does not represent cash flows from operations as defined by U.S. GAAP, it is not indicative of cash available to fund all cash flow needs and liquidity, including our ability to pay distributions and should not be considered as an alternative to net income, as determined in accordance with U.S. GAAP, for purposes of evaluating our operating performance. Management uses the calculation of FFO for several reasons. We use FFO to compare our performance to that of other REITs. Additionally, we compute FFO as part of our acquisition process to determine whether a proposed investment will satisfy our investment objectives. FFO is calculated as follows:

	Six months ended June 30,
	2011	2010
Net loss attributable to common stockholders	$(1,641,418)	$(1,123,695)
Add: depreciation and amortization related to investment properties	11,509,186	771,331
Less: noncontrolling interest’s share of depreciation and amortization related to investment properties	(9,913)	-

Funds from operations	$9,857,855	$(352,364)

Funds from operations attributable to common stockholders per common share, basic and diluted	$0.29	$(0.05)

Weighted average number of common shares outstanding, basic and diluted	34,202,401	7,571,865

Funds from Operations

For the six months ended June 30, 2011 and 2010, our funds from operations were $9,857,855 and ($352,364), respectively. The increase in 2011 compared to 2010 was mainly due to the growth of our portfolio and related, full period, property operations in 2010 and 2011.

Subsequent Events

We have evaluated events and transactions that have occurred subsequent to June 30, 2011 for potential recognition and disclosure in the consolidated financial statements in this Quarterly Report.

Our board of directors declared distributions payable to stockholders of record each day beginning on the close of business on July 1, 2011 through the close of business on September 30, 2011. Distributions were declared in a daily amount equal to $0.00164384 per share, which if paid each day for a 365-year period, would equate to a 6.0% annualized rate based on a purchase price of $10.00 per share. Distributions were and will continue to be paid monthly in arrears, as follows:

•

In July 2011, total distributions declared for the month of June 2011 were paid in the amount equal to $2,011,928, of which $759,133 was paid in cash and $1,252,795 was reinvested through the Company’s DRP, resulting in the issuance of an additional 131,873 shares of common stock.

•

In August 2011, total distributions declared for the month of July 2011 were paid in the amount equal to $2,203,903, of which $835,617 was paid in cash and $1,368,286 was reinvested through the Company’s DRP, resulting in the issuance of an additional 144,030 shares of common stock.

As of August 8, 2011, we have received proceeds from our Offering (including DRP), net of commissions, marketing contributions, and due diligence expense reimbursements, of approximately $405.7 million and have issued approximately 45.0 million shares of common stock.

We renewed our business management agreement with our Business Manager, effective August 24, 2011. The renewed agreement will be effective through August 24, 2012. The terms of the agreement remain unchanged.

Subsequent to June 30, 2011, we paid a total of $2,669,339 in earnout payments and invested $11,527,785 in marketable securities.

Quantitative and Qualitative Disclosures About Market Risk

The following discussion updates the “Quantitative and Qualitative Disclosures About Market Risk” incorporated by reference into the prospectus.

Interest Rate Risk

We may be exposed to interest rate changes primarily as a result of long-term debt used to purchase properties or other real estate assets, maintain liquidity and fund capital expenditures or operations. We currently have limited exposure to financial market risks. In addition, as all long-term debt as of June 30, 2011 except one mortgage payable and the Credit Facility are at a fixed rate, the Company’s exposure to interest rate changes is limited. As of June 30, 2011, we had outstanding fixed rate mortgage debt and variable rate mortgage debt equal to $360,546,662 and $81,963,984 ($22,708,984 was hedged to a fixed rate), respectively, bearing interest at weighted average interest rates equal to 5.45% per annum and 3.08% per annum, respectively, with weighted average maturities of 7.5 years and 1.8 years, respectively.

The one variable rate mortgage not hedged and $13,000,000 borrowed under the Credit Facility have a variable rate interest rate.  If market rates of interest on all floating rate debt as of June 30, 2011 permanently increased by 1%, the increase in interest expense on the variable rate debt would decrease future earnings and cash flows by approximately $592,550 annually.  If market rates of interest on all floating rate debt as of June 30, 2011 permanently decreased by 1%, the decrease in interest expense on the variable rate debt would increase future earnings and cash flows by the same amount. On July 27, 2011, the balance on the Credit Facility was subsequently reduced to zero.

We may use derivative financial instruments to hedge exposures to changes in interest rates on loans secured by our assets and investments in commercial mortgage-backed securities. Derivative instruments may include interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, options or repurchase agreements. Our actual hedging decisions will be determined in light of the facts and circumstances existing at the time of the hedge and may differ from our currently anticipated hedging strategy. If we use derivative financial instruments to hedge against interest rate fluctuations, we will be exposed to both credit risk and market risk.  Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty will owe us, which creates credit risk for us because the counterparty may not perform. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates. We will seek to manage the market risk associated with interest-rate contracts by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. There is no assurance we will be successful.

Our board has established policies and procedures regarding our use of derivative financial instruments for purposes of fixing or capping floating interest rate debt if it qualifies as an effective hedge pursuant to U.S. GAAP for principal amounts up to $50,000,000 per transaction.

Securities Price Risk

Securities price risk is risk that we will incur economic losses due to adverse changes in equity and debt security prices. Our exposure to changes in equity and debt security prices is a result of our investment in these types of securities. Market prices are subject to fluctuation and therefore, the amount realized in the subsequent sale of an investment may significantly differ from the reported market value. Fluctuation in the market prices of a security may result from any number of factors including perceived changes in the underlying fundamental characteristics of the issuer, the relative price of alternative investments, interest rates, default rates, and general market conditions. Additionally, amounts realized in the sale of a particular security may be affected by the relative quantity of the security being sold. We do not currently engage in derivative or other hedging transactions to manage our security pricing risk.

While it is difficult to project what factors may affect the prices of equity and debt sectors and how much the effect might be, the table below illustrates the impact of a ten percent increase and a ten percent decrease in the price of the equity and debt securities held by us would have on the fair value of the securities as of June 30, 2011.

	Cost	Fair Value	Fair Value Assuming a Hypothetical 10% Decrease	Fair Value Assuming a Hypothetical 10% Increase
Equity securities	$5,752,670	$6,051,872	$5,446,685	$6,657,059
Debt securities	1,636,762	1,585,916	1,427,325	1,744,508

Total marketable securities	$7,389,432	$7,637,788	$6,874,010	$8,401,567

Derivatives

The following table summarizes our interest rate swap contracts outstanding as of June 30, 2011:

Date Entered	Effective Date	Maturity Date	Pay Fixed Rate	Receive Floating Rate Index	Notional Amount	Fair Value as of June 30, 2011
March 11, 2011	April 5, 2011	November 5, 2015	5.01%	1 month LIBOR	$9,350,000	($236,479)
June 22, 2011	June 24, 2011	June 22, 2016	4.47%	1 month LIBOR	$13,358,984	($21,219)

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 170.

Status of the Offering

During the month of July 2011, we issued approximately 2,053,000 shares of our common stock resulting in aggregate gross offering proceeds of approximately $20.5 million, excluding shares sold pursuant to our distribution reinvestment plan or purchased pursuant to our share repurchase program.  The following table provides information regarding the total shares sold in our offering as of August 12, 2011.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our sponsor:	20,000	200,000	–	200,000

Shares sold in the offering:	44,147,172	439,331,285	41,912,646	397,418,639

Shares sold pursuant to our distribution reinvestment plan:	1,379,323	13,103,564	–	13,103,564

Shares purchased pursuant to our share repurchase program:	(95,999)	(935,346)	–	(935,346)
Total:	45,450,496	$451,699,503	$41,912,646	$409,786,857

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

The amount indicated under net proceeds is prior to issuer costs.

Consolidated Financial Statements

The following financial statements update the financial statements incorporated by reference into the prospectus.

F-i

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

Consolidated Balance Sheets

	June 30, 2011	December 31, 2010
Assets	(unaudited)
Investment properties (note 3):
Land	$154,792,246	$86,662,482
Building and improvements	546,995,959	227,681,929
Construction in progress	2,856,799	2,394,327
Total	704,645,004	316,738,738
Less accumulated depreciation	(9,528,867)	(3,328,937)
Net investment properties	695,116,137	313,409,801
Cash and cash equivalents	40,708,137	40,900,603
Restricted cash and escrows (note 2)	1,939,134	9,597,135
Investment in marketable securities (note 6)	7,637,788	5,810,374
Investment in unconsolidated entities (notes 5 and 8)	154,551	189,861
Accounts and rents receivable (net of allowance of $365,087 and $258,938, respectively)	4,089,967	2,307,605
Acquired lease intangibles, net (note 2)	122,808,033	73,778,189
Deferred costs, net	4,668,599	2,861,863
Other assets	2,250,726	1,259,004
Total assets	$879,373,072	$450,114,435

Liabilities and Equity
Mortgages, credit facility and securities margin payable (note 9)	$460,228,399	$192,871,495
Accrued offering expenses	179,512	234,629
Accounts payable and accrued expenses	2,669,021	1,290,000
Distributions payable	2,011,928	1,288,633
Accrued real estate taxes payable	4,285,235	783,275
Deferred investment property acquisition obligations (note 13)	30,238,880	12,904,371
Other liabilities	3,938,324	1,979,828
Acquired below market lease intangibles, net (note 2)	15,900,204	8,674,351
Due to related parties (note 8)	2,258,657	4,138,818
Total liabilities	521,710,160	224,165,400

Commitments and contingencies

Equity:
Preferred stock, $.001 par value, 40,000,000 shares authorized, none outstanding	0	0
Common stock, $.001 par value, 2,460,000,000 shares authorized, 42,075,923 and 26,120,871 shares issued and outstanding as of June 30, 2011 and December 31, 2010, respectively	42,076	26,121
Additional paid in capital, net of offering costs of $47,234,562 and $30,633,908 as of June 30, 2011 and December 31, 2010, respectively	375,523,100	231,881,728
Accumulated distributions and net loss	(22,343,117)	(10,525,282)
Accumulated other comprehensive income	(9,342)	164,141
Total Company stockholders’ equity	353,212,717	221,546,708
Noncontrolling interests	4,450,195	4,402,327
Total equity	357,662,912	225,949,035
Total liabilities and equity	$879,373,072	$450,114,435

See accompanying notes to consolidated financial statements.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

Consolidated Statements of Operations and Other Comprehensive Income

(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Income:
Rental income	$13,558,279	$1,747,814	$22,479,435	$2,162,770
Tenant recovery income	3,329,359	421,792	5,704,887	596,207
Other property income	257,226	24,894	568,841	33,394

Total income	17,144,864	2,194,500	28,753,163	2,792,371

Expenses:
General and administrative expenses	899,854	454,561	1,376,807	851,842
Acquisition related costs	613,296	679,055	1,369,482	921,811
Property operating expenses	2,806,613	317,645	4,903,609	441,759
Real estate taxes	2,057,757	289,770	3,553,924	379,690
Depreciation and amortization	7,262,894	657,561	11,509,186	771,331
Business management fee—related party (note 8)	500,000	0	500,000	0

Total expenses	14,140,414	2,398,592	23,213,008	3,366,433

Operating income (loss)	3,004,450	(204,092)	5,540,155	(574,062)
Interest and dividend income	152,072	87,184	285,505	114,931
Realized loss on sale of marketable securities	(9,496)	0	(13,308)	0
Interest expense	(4,680,814)	(613,934)	(7,392,230)	(664,564)
Equity in income of unconsolidated entities	74,090	0	27,190	0

Net loss	(1,459,698)	(730,842)	(1,552,688)	(1,123,695)
Less: net income attributable to noncontrolling interests	(27,363)	0	(88,730)	0

Net loss attributable to common stockholders	$(1,487,061)	$(730,842)	$(1,641,418)	$(1,123,695)

Net loss attributable to common stockholders per common share, basic and diluted (note 12)	$(0.04)	$(0.07)	$(0.05)	$(0.15)

Weighted average number of common shares outstanding, basic and diluted	38,231,644	10,128,231	34,202,401	7,571,865

Comprehensive income (loss):
Net loss	$(1,459,698)	$(730,842)	$(1,552,688)	$(1,123,695)
Other comprehensive income:
Unrealized gain (loss) on marketable securities	(97,524)	0	70,907	0
Unrealized loss on derivatives	(235,134)	0	(257,698)	0
Loss reclassified into earnings from other comprehensive income	9,496	0	13,308	0
Comprehensive loss	(1,782,860)	(730,842)	(1,726,171)	(1,123,695)
Less: comprehensive income attributable to noncontrolling interests	(27,363)	0	(88,730)	0
Comprehensive loss attributable to common stockholders	$(1,810,223)	$(730,842)	$(1,814,901)	$(1,123,695)

See accompanying notes to consolidated financial statements.

Inland Diversified Real Estate Trust, Inc.

Consolidated Statement of Equity

For the six months ended June 30, 2011

 (unaudited)

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Distributions and Net Loss	Accumulated Other Comprehensive Income	Noncontrolling Interests	Total

Balance at January 1, 2011	26,120,871	$26,121	$231,881,728	$(10,525,282)	$164,141	$4,402,327	$225,949,035

Distributions declared	0	0	0	(10,176,417)	0	0	(10,176,417)
Distributions paid to noncontrolling interests	0	0	0	0	0	(40,862)	(40,862)
Proceeds from offering	15,388,476	15,388	153,340,185	0	0	0	153,355,573
Offering costs	0	0	(16,600,654)	0	0	0	(16,600,654)
Proceeds from distribution reinvestment program	622,704	623	5,915,073	0	0	0	5,915,696
Shares repurchased	(56,128)	(56)	(553,371)	0	0	0	(553,427)
Discounts on shares issued to affiliates (note 8)	0	0	40,139	0	0	0	40,139
Contributions from sponsor (note 8)	0	0	1,500,000	0	0	0	1,500,000
Unrealized gain on marketable securities	0	0	0	0	70,907	0	70,907
Unrealized loss on derivatives	0	0	0	0	(257,698)	0	(257,698)
Loss reclassified into earnings from other comprehensive income	0	0	0	0	13,308	0	13,308
Net (loss) income	0	0	0	(1,641,418)	0	88,730	(1,552,688)

Balance at June 30, 2011	42,075,923	$42,076	$375,523,100	$(22,343,117)	$(9,342)	$4,450,195	$357,662,912

See accompanying notes to consolidated financial statements.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

Consolidated Statements of Cash Flows

(unaudited)

	Six months ended June 30,
	2011	2010
Cash flows from operations:
Net loss	$(1,552,688)	$(1,123,695)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	11,509,186	771,331
Amortization of debt premium and financing costs	341,102	11,332
Amortization of acquired above market leases	1,330,417	74,339
Amortization of acquired below market leases	(367,901)	(42,500)
Straight-line rental income	(751,398)	(99,544)
Equity in income of unconsolidated entities	(27,190)	0
Discount on shares issued to affiliates	40,139	68,754
Payment of leasing fees	(30,761)	0
Realized loss on sale of marketable securities	13,308	0
Changes in assets and liabilities:
Restricted escrows	1,529,805	(145,397)
Accounts and rents receivable, net	(1,030,964)	(486,662)
Other assets	361,153	136,175
Accounts payable and accrued expenses	621,410	473,886
Accrued real estate taxes payable	2,591,890	751,118
Other liabilities	(878,847)	(844,781)
Due to related parties	(277,680)	202,522
Net cash flows provided by (used in) operating activities	13,420,981	(253,122)

Cash flows from investing activities:
Purchase of investment properties	(350,860,434)	(136,724,885)
Capital expenditures and tenant improvements	(529,416)	0
Purchase of marketable securities	(2,111,394)	0
Sale of marketable securities	354,887	0
Restricted escrows	6,619,174	(1,869,881)
Investment in unconsolidated entities	62,500	0
Net cash flows used in investing activities	(346,464,683)	(138,594,766)

Cash flows from financing activities:
Proceeds from offering	153,355,573	101,811,705
Proceeds from the dividend reinvestment program	5,915,696	1,156,943
Shares repurchased	(553,427)	(20,000)
Payment of offering costs	(16,827,692)	(11,071,888)
Proceeds from mortgages payable	209,861,412	97,644,999
Principal payments on mortgage payable	(14,839,192)	0
Proceeds from credit facility	34,000,000	0
Principal payments on credit facility	(28,000,000)	0
Proceeds from securities margin debt	2,122,263	0
Principal payments on securities margin debt	(559,109)	0
Payment of loan fees and deposits	(2,130,304)	(1,291,801)
Distributions paid	(9,453,122)	(1,757,576)
Distributions paid to noncontrolling interests	(40,862)	0
Contributions from sponsor	0	1,757,576
Net cash flows provided by financing activities	332,851,236	188,229,958

Net (decrease) increase in cash and cash equivalents	(192,466)	49,382,070
Cash and cash equivalents, at beginning of period	40,900,603	15,736,208

Cash and cash equivalents, at end of period	$40,708,137	$65,118,278

See accompanying notes to consolidated financial statements.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

Consolidated Statements of Cash Flows

(continued)

(unaudited)

	Six months ended June 30,
	2011	2010
Supplemental disclosure of cash flow information:
In conjunction with the purchase of investment properties, the Company acquired assets and assumed liabilities as follows:

Land	$68,129,764	$45,490,000
Building and improvements	318,871,464	86,058,100
Acquired in-place lease intangibles	45,804,626	24,778,449
Acquired above market lease intangibles	8,968,639	3,647,929
Acquired below market lease intangibles	(7,593,754)	(6,562,274)
Assumption of mortgage debt at acquisition	(63,295,106)	(14,684,828)
Non-cash mortgage premium	(1,588,119)	(280,323)
Tenant improvement payable	(54,818)	(25,720)
Deferred investment property acquisition obligations	(23,070,470)	0
Payments related to deferred investment property acquisition obligations	6,576,405	0
Accounts payable and accrued expenses	(327,171)	0
Other liabilities	(2,039,383)	(2,044,837)
Restricted escrows	0	593,560
Deferred costs	104,992	2,500
Accounts and rents receivable	0	154,258
Other assets	1,283,435	70,102
Accrued real estate taxes payable	(910,070)	(472,031)
Purchase of investment properties	$350,860,434	$136,724,885

Cash paid for interest	$5,837,147	$210,258

Supplemental schedule of non-cash investing and financing activities:

Distributions payable	$2,011,928	$611,701

Accrued offering expenses	$179,512	$127,247

Contributions from sponsor – forgiveness of debt	$1,500,000	$0

See accompanying notes to consolidated financial statements.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 (unaudited)

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information and with instructions to Form 10-Q and Article 10 of Regulation S-X.  Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements.  Readers should refer to the audited consolidated financial statements of Inland Diversified Real Estate Trust, Inc. (the “Company”) for the year ended December 31, 2010, which are included in the Company’s 2010 Annual Report as certain footnote disclosures contained in such audited consolidated financial statements have been omitted.  In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for the fair presentation have been included.

(1) Organization

Inland Diversified Real Estate Trust, Inc. (which may be referred to as the “Company,” “we,” “us,” or “our”) was formed on June 30, 2008 (inception) to acquire and develop a diversified portfolio of commercial real estate investments located in the United States and Canada. The Company has entered into a Business Management Agreement (the “Agreement”) with Inland Diversified Business Manager & Advisor, Inc. (the “Business Manager”), to be the Business Manager to the Company. The Business Manager is a related party to our sponsor, Inland Real Estate Investment Corporation (the “Sponsor”). In addition, Inland Diversified Real Estate Services LLC, Inland Diversified Asset Services LLC, Inland Diversified Leasing Services LLC and Inland Diversified Development Services LLC, which are indirectly controlled by the four principals of The Inland Group, Inc. (collectively, the “Real Estate Managers”), serve as the Company’s real estate managers. The Company is authorized to sell up to 500,000,000 shares of common stock (“Shares”) at $10.00 each in an initial public offering (the “Offering”) which commenced on August 24, 2009 and up to 50,000,000 shares at $9.50 each issuable pursuant to the Company’s distribution reinvestment plan (“DRP”).

The Company provides the following programs to facilitate investment in the Company’s shares and limited liquidity for stockholders.

The Company allows stockholders who purchase shares in the Offering to purchase additional shares from the Company by automatically reinvesting distributions through the DRP, subject to certain share ownership restrictions. Such purchases under the DRP are not subject to selling commissions or the marketing contribution and due diligence expense allowance, and are made at a price of $9.50 per share.

The Company is authorized to repurchase shares under the share repurchase program, as amended (“SRP”), if requested, subject to, among other conditions, funds being available. In any given calendar month, proceeds used for the SRP cannot exceed the proceeds from the DRP, for that month. In addition, the Company will limit the number of shares repurchased during any calendar year to 5% of the number of shares of common stock outstanding on December 31st of the previous year. In the case of repurchases made upon the death of a stockholder, however, the Company is authorized to use any funds to complete the repurchase, and neither the limit regarding funds available from the DRP nor the 5% limit will apply. The SRP will be terminated if the Company’s shares become listed for trading on a national securities exchange. In addition, the Company’s board of directors, in its sole direction, may amend, suspend or terminate the SRP.

At June 30, 2011, the Company owned 41 retail properties and two office properties collectively totaling 4,836,746 square feet and one multi-family property totaling 300 units with a weighted average physical occupancy and economic occupancy of 93.8% and 97.2%, respectively. Economic occupancy excludes square footage associated with an earnout component. At the time of acquisition, certain properties have an earnout component to the purchase price, meaning the Company did not pay a portion of the purchase price at closing for certain vacant spaces, although they own the entire property. The Company is not obligated to pay this contingent purchase price unless space which was vacant at the time of acquisition is later rented within the time limits and parameters set forth in the acquisition agreement (note 13).

(2) Summary of Significant Accounting Policies

General

The accompanying consolidated financial statements have been prepared in accordance with U.S generally accepted accounting principles (“U.S. GAAP”) and require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 (unaudited)

Certain amounts in the prior period consolidated financial statements have been reclassified to conform to the current year presentation.

Consolidation

The accompanying consolidated financial statements include the accounts of the Company, as well as all wholly-owned subsidiaries and entities in which the Company has a controlling financial interest. Interests of third parties in these consolidated entities are reflected as noncontrolling interests in the accompanying consolidated financial statements. Wholly-owned subsidiaries generally consist of limited liability companies (LLCs). All intercompany balances and transactions have been eliminated in consolidation.

Each property is owned by a separate legal entity which maintains its own books and financial records.

Offering and Organizational Costs

Costs associated with the Offering were deferred and charged against the gross proceeds of the Offering upon the sale of shares. Formation and organizational costs were expensed as incurred.

Cash and Cash Equivalents

The Company considers all demand deposits and money market accounts and all short-term investments with a maturity of three months or less, at the date of purchase, to be cash equivalents. The Company maintains its cash and cash equivalents at financial institutions. The combined account balances at one or more institutions periodically exceed the Federal Depository Insurance Corporation (“FDIC”) insurance coverage and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. The Company believes that the risk is not significant, as the Company does not anticipate the financial institutions’ non-performance.

Restricted Cash and Escrows

Restricted cash and the offsetting liability, which is recorded in accounts payable and accrued expenses, consist of funds received from investors in the amounts of $770,425 and $279,447 as of June 30, 2011 and December 31, 2010, respectively, relating to shares of the Company to be purchased by such investors, which settlement has not occurred as of the balance sheet date. Restricted escrows of $1,168,709 and $9,317,688 as of June 30, 2011 and December 31, 2010, respectively, primarily consist of cash held in escrow based on lender requirements for collateral or funds to be used for the payment of insurance, real estate taxes, tenant improvements, leasing commissions and acquisition related earnouts (note 13).

Revenue Recognition

The Company commences revenue recognition on its leases based on a number of factors. In most cases, revenue recognition under a lease begins when the lessee takes possession of or controls the physical use of the leased asset. Generally, this occurs on the lease commencement date. The determination of who is the owner, for accounting purposes, of the tenant improvements determines the nature of the leased asset and when revenue recognition under a lease begins. If the Company is the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete. If the Company concludes it is not the owner, for accounting purposes, of the tenant improvements (the lessee is the owner), then the leased asset is the unimproved space and any tenant improvement allowances funded under the lease are treated as lease incentives which reduces revenue recognized over the term of the lease. In these circumstances, the Company begins revenue recognition when the lessee takes possession of the unimproved space for the lessee to construct their own improvements. The Company considers a number of different factors to evaluate whether it or the lessee is the owner of the tenant improvements for accounting purposes. The determination of who owns the tenant improvements, for accounting purposes, is subject to significant judgment.

Rental income is recognized on a straight-line basis over the term of each lease. The difference between rental income earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable and is included as a component of accounts and rents receivable in the accompanying consolidated balance sheets. Due to the impact of the straight-line basis, rental income generally will be greater than the cash collected in the early years and decrease in the later years of a lease. The Company periodically reviews the collectability of outstanding receivables. Allowances are taken for those balances that the Company deems to be uncollectible, including any amounts relating to straight-line rent receivables.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 (unaudited)

Reimbursements from tenants for recoverable real estate tax and operating expenses are accrued as revenue in the period the applicable expenses are incurred. The Company makes certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. The Company does not expect the actual results to materially differ from the estimated reimbursement.

The Company records lease termination income if there is a signed termination agreement, all of the conditions of the agreement have been met, the tenant is no longer occupying the property and amounts due are considered collectible. Upon early lease termination, the Company provides for gains or losses related to unrecovered intangibles and other assets.

As a lessor, the Company defers the recognition of contingent rental income, such as percentage rent, until the specified target that triggered the contingent rental income is achieved.

Capitalization and Depreciation

Real estate acquisitions are recorded at cost less accumulated depreciation. Improvement and betterment costs are capitalized, and ordinary repairs and maintenance are expensed as incurred.

Transactional costs in connection with the acquisition of real estate properties and businesses are expensed as incurred.

Depreciation expense is computed using the straight line method. Building and improvements are depreciated based upon estimated useful lives of 30 years and 5-15 years for furniture, fixtures and equipment and site improvements.

Tenant improvements are amortized on a straight line basis over the shorter of the life of the asset or the term of the related lease as a component of depreciation and amortization expense. Leasing fees are amortized on a straight-line basis over the term of the related lease as a component of depreciation and amortization expense. Loan fees are amortized on a straight-line basis, which approximates the effective interest method, over the term of the related loans as a component of interest expense.

Cost capitalization and the estimate of useful lives require judgment and include significant estimates that can and do change.

Depreciation expense was $3,885,158 and $441,716 for the three months ended June 30, 2011 and 2010, respectively and $6,199,930 and $508,325 for the six months ended June 30, 2011 and 2010, respectively.

Fair Value Measurements

The Company has estimated fair value using available market information and valuation methodologies the Company believes to be appropriate for these purposes. Considerable judgment and a high degree of subjectivity are involved in developing these estimates and, accordingly, they are not necessarily indicative of amounts that would be realized upon disposition.

The Company defines fair value based on the price that would be received upon sale of an asset or the exit price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value. The fair value hierarchy consists of three broad levels, which are described below:

•

Level 1—Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

•

Level 2—Observable inputs, other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Acquisition of Investment Properties

Upon acquisition, the Company determines the total purchase price of each property (note 3), which includes the estimated contingent consideration to be paid or received in future periods (note 13). The Company allocates the total purchase price of properties and businesses based on the fair value of the tangible and intangible assets acquired and liabilities assumed based on Level 3 inputs, such

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 (unaudited)

as comparable sales values, discount rates, capitalization rates, revenue and expense growth rates and lease-up assumptions, from a third party appraisal or other market sources.

The portion of the purchase price allocated to acquired above market lease value and acquired below market lease value are amortized on a straight line basis over the term of the related lease as an adjustment to rental income. For below-market lease values, the amortization period includes any renewal periods with fixed rate renewals. Amortization pertaining to the above market lease value of $875,584 and $71,054 was recorded as a reduction to rental income for the three months ended June 30, 2011 and 2010, respectively and $1,330,417 and $74,339 for the six months ended June 30, 2011 and 2010, respectively.  Amortization pertaining to the below market lease value of $220,879 and $34,872 was recorded as an increase to rental income for the three months ended June 30, 2011 and 2010, respectively and $367,901 and $42,500 for the six months ended June 30, 2011 and 2010, respectively.

The portion of the purchase price allocated to acquired in-place lease value is amortized on a straight line basis over the acquired leases’ weighted-average remaining term. The Company incurred amortization expense pertaining to acquired in-place lease intangibles of $2,581,780 and $215,845 for the three months ended June 30, 2011 and 2010, respectively and $4,413,004 and $263,006 for the six months ended June 30, 2011 and 2010, respectively. The portion of the purchase price allocated to customer relationship value is amortized on a straight line basis over the weighted-average remaining lease term. As of June 30, 2011, no amount has been allocated to customer relationship value.

The following table summarizes the Company’s identified intangible assets and liabilities as of June 30, 2011 and December 31, 2010.

	June 30, 2011	December 31, 2011
Intangible assets:
Acquired in-place lease value	$106,129,915	$60,585,156
Acquired above market lease value	24,973,399	16,211,618
Accumulated amortization	(8,295,281)	(3,018,585)
Acquired lease intangibles, net	$122,808,033	$73,778,189

Intangible liabilities:
Acquired below market lease value	$16,519,153	$8,926,021
Accumulated amortization	(618,949)	(251,670)
Acquired below market lease intangibles, net	$15,900,204	$8,674,351

As of June 30, 2011, the weighted average amortization periods for acquired in-place lease, above market lease and below market lease intangibles are 13, 12, and 23 years, respectively.

Estimated amortization of the respective intangible lease assets and liabilities as of June 30, 2011 for each of the five succeeding years is as follows:

	In-place leases	Above market leases	Below market leases
2011 (remainder of year)	$5,317,561	$1,536,035	$513,363
2012	9,601,178	2,915,112	989,178
2013	9,601,178	2,603,342	914,631
2014	9,601,178	2,212,404	900,338
2015	9,601,178	2,052,002	825,853
Thereafter	55,940,923	11,825,942	11,756,841

Total	$99,663,196	$23,144,837	$15,900,204

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 (unaudited)

Impairment of Investment Properties

The Company assesses the carrying values of its respective long-lived assets whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable. Recoverability of the assets is measured by comparison of the carrying amount of the asset to the estimated future undiscounted cash flows. In order to review its assets for recoverability, the Company considers current market conditions, as well as its intent with respect to holding or disposing of the asset. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third party appraisals, where considered necessary (Level 3 inputs). If the Company’s analysis indicates that the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, the Company recognizes an impairment charge for the amount by which the carrying value exceeds the current estimated fair value of the real estate property.

The Company estimates the future undiscounted cash flows based on management’s intent as follows: (i) for real estate properties that the Company intends to hold long-term, including land held for development, properties currently under development and operating buildings, recoverability is assessed based on the estimated future net rental income from operating the property and termination value; and (ii) for real estate properties that the Company intends to sell, including land parcels, properties currently under development and operating buildings, recoverability is assessed based on estimated proceeds from disposition that are estimated based on future net rental income of the property and expected market capitalization rates.

The use of projected future cash flows is based on assumptions that are consistent with our estimates of future expectations and the strategic plan the Company uses to manage its underlying business. However assumptions and estimates about future cash flows, including comparable sales values, discount rates, capitalization rates, revenue and expense growth rates and lease-up assumptions which impact the discounted cash flow approach to determining value are complex and subjective. Changes in economic and operating conditions and the Company’s ultimate investment intent that occur subsequent to the impairment analyses could impact these assumptions and result in future impairment charges of the real estate properties.

During the six months ended June 30, 2011 and 2010, the Company incurred no impairment charges.

Impairment of Marketable Securities

The Company assesses the investments in marketable securities for changes in the market value of the investments. A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other-than-temporary will result in an impairment to reduce the carrying amount to fair value using Level 1 and 2 inputs (note 6). The impairment will be charged to earnings and a new cost basis for the security will be established. To determine whether impairment is other-than-temporary, the Company considers whether they have the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in. The Company considers the following factors in evaluating our securities for impairments that are other than temporary:

•

declines in the REIT and overall stock market relative to our security positions;

•

the estimated net asset value (“NAV”) of the companies it invests in relative to their current market prices;

•

future growth prospects and outlook for companies using analyst reports and company guidance, including dividend coverage, NAV estimates and growth in “funds from operations,” or “FFO;” and duration of the decline in the value of the securities

During the six months ended June 30, 2011 and 2010, the Company incurred no other-than-temporary impairment charges.

Partially-Owned Entities

We consolidate the operations of a joint venture if we determine that we are either the primary beneficiary of a variable interest entity (“VIE”) or have substantial influence and control of the entity. The primary beneficiary is the party that has the ability to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses and right to receive the returns from the VIE that would be significant to the VIE. There are significant judgments and estimates involved in determining the primary beneficiary of a variable interest entity or the determination of who has control and influence of the entity. When we consolidate an entity, the assets, liabilities and results of operations will be included in our consolidated financial statements.

In instances where we are not the primary beneficiary of a variable interest entity or we do not control the joint venture, we use the equity method of accounting. Under the equity method, the operations of a joint venture are not consolidated with our operations but instead our share of operations would be reflected as equity in earnings (loss) of unconsolidated entities on our consolidated

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 (unaudited)

statements of operations and other comprehensive income. Additionally, our net investment in the entities is reflected as investment in unconsolidated entities as an asset on the consolidated balance sheets.

REIT Status

The Company has qualified and has elected to be taxed as a REIT beginning with the tax year ended December 31, 2009. In order to qualify as a REIT, the Company is required to distribute at least 90% of its annual taxable income, subject to certain adjustments, to its stockholders. The Company must also meet certain asset and income tests, as well as other requirements. The Company will monitor the business and transactions that may potentially impact our REIT status. If it fails to qualify as a REIT in any taxable year, without the benefit of certain relief provisions, it will be subject to federal (including any applicable alternative minimum tax) and state income tax on its taxable income at regular corporate rates.

Derivatives

The Company uses derivative instruments, such as interest rate swaps, primarily to manage exposure to interest rate risks inherent in variable rate debt. The Company may also enter into forward starting swaps or treasury lock agreements to set the effective interest rate on a planned fixed-rate financing. The Company’s interest rate swaps involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. In a forward starting swap or treasury lock agreement that the Company cash settles in anticipation of a fixed rate financing or refinancing, the Company will receive or pay an amount equal to the present value of future cash flow payments based on the difference between the contract rate and market rate on the settlement date.  The Company does not use derivatives for trading or speculative purposes and currently does not have any derivatives that are not designated as hedging instruments under the accounting requirements for derivatives and hedging.

 (3) Acquisitions in 2011

Date Acquired	Property Name	Location	Property Segment	Square Footage	Approximate Purchase Price

1st Quarter
02/25/2011	Waxahachie Crossing	Waxahachie, TX	Retail	97,011	$15,500,000
03/09/2011	Village at Bay Park	Ashwaubenon, WI	Retail	180,758	16,697,000
03/11/2011	Northcrest Shopping Center (1)	Charlotte, NC	Retail	133,674	27,035,000
03/11/2011	Prattville Town Center (1)	Prattville, AL	Retail	168,914	26,949,000
03/25/2011	Landstown Commons	Virginia Beach, VA	Retail	409,747	91,164,000

2nd Quarter
04/14/2011	Silver Springs Pointe	Oklahoma City, OK	Retail	135,028	16,012,000
04/29/2011	Copps Grocery Store	Neenah, WI	Retail	61,065	6,235,500
04/29/2011	University Town Center (1)	Norman, OK	Retail	158,516	32,510,000
05/05/2011	Pick N Save Grocery Store	Burlington, WI	Retail	48,403	8,171,000
05/31/2011	Walgreens Portfolio (2)	Various, FL, GA & NC	Retail	85,974	26,637,000
06/01/2011	Perimeter Woods (1)	Charlotte, NC	Retail	303,353	53,986,000
06/17/2011	Draper Peaks (1)	Draper, UT	Retail	229,796	41,452,000
06/22/2011	Shoppes at Prairie Ridge (1)	Pleasant Prairie, WI	Retail	232,815	23,841,000
06/28/2011	Fairgrounds Crossing	Hot Springs, AR	Retail	155,206	24,471,000

		Total		2,400,260	$410,660,500

(1)

There is an earnout component associated with this acquisition that is not included in the approximate purchase price (note 13).

(2)

The portfolio totaled three properties.

During the six months ended June 30, 2011, the Company acquired through its wholly owned subsidiaries, the properties listed above for an aggregate purchase price of $410,660,500. The Company financed these acquisitions with net proceeds from the Offering and

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 (unaudited)

through the borrowing and loan assumptions of $273,156,518, secured by first mortgages on the properties and through the borrowing on the credit facility of $34,000,000.

The Company incurred $662,581 and $679,055 during the three months ended June 30, 2011 and 2010, respectively and $1,418,766 and $921,811 for the six months ended June 30, 2011 and 2010, respectively, of acquisition, dead deal and transaction related costs that were recorded in acquisition related costs in the consolidated statement of operations and other comprehensive income and relate to both closed and potential transactions. These costs include third-party due diligence costs such as appraisals, environmental studies, and legal fees as well as time and travel expense reimbursements to affiliates. The Company does not pay acquisition fees to its Business Manager or its affiliates.

For properties acquired during the six months ended June 30, 2011, the Company recorded revenue of $6,944,588 and property net income of $345,942 not including expensed acquisition related costs.

The following table presents certain additional information regarding the Company’s acquisitions during the six months ended June 30, 2011. The amounts recognized for major assets acquired and liabilities assumed as of the acquisition date:

Property Name	Land	Building and Improvements	Acquired Lease Intangibles	Acquired Below Market Lease Intangibles	Deferred Investment Property Acquisition Obligations (note 13)
Waxahachie Crossing	$1,752,000	$13,190,000	$1,848,939	$1,451,939	$—
Village at Bay Park	5,068,000	8,956,358	2,549,191	358,925	—
Northcrest Shopping Center	3,907,000	26,973,637	3,436,604	346,897	6,935,490
Prattville Town Center	2,463,000	23,553,173	3,782,765	471,775	2,378,653
Landstown Commons	9,751,000	68,166,926	14,363,427	1,146,603	—
Silver Springs Pointe	3,032,000	12,126,000	1,171,293	373,344	—
Copps Grocery Store	892,000	4,642,000	701,478	—	—
University Town Center	5,471,000	26,736,000	2,856,329	849,515	1,703,460
Pick N Save Grocery Store	923,000	5,993,000	1,254,750	—	—
Walgreens Portfolio	3,998,000	20,855,000	1,873,092	194,320	—
Perimeter Woods (1)	9,010,000	44,081,000	4,763,000	97,765	2,431,843
Draper Peaks (2)	11,143,764	28,566,409	7,679,512	1,530,575	4,407,324
Shoppes at Prairie Ridge	4,556,000	20,427,403	4,032,602	—	5,213,700
Fairgrounds Crossing	6,163,000	14,604,558	4,460,283	772,096	—

Total	$68,129,764	$318,871,464	$54,773,265	$7,593,754	$23,070,470

(1)

The Company assumed a mortgage loan from the seller at the time of acquisition of $39,390,000 and recorded a mortgage premium of $1,588,119.

(2)

The Company assumed a mortgage loan from the seller at the time of acquisition of $23,905,106.

The following condensed pro forma consolidated financial statements for the six months ended June 30, 2011 and 2010, include pro forma adjustments related to the acquisitions during 2011 considered material to the consolidated financial statements which were Northcrest Shopping Center, Prattville Town Center, Landstown Commons, University Town Center, Perimeter Woods, Draper Peaks, Shoppes at Prairie Ridge and Fairgrounds Crossing including the related financings.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 (unaudited)

On a pro forma basis, the Company assumes all acquisitions had been consummated as of January 1, 2010 and the common shares outstanding as of the June 30, 2011 were outstanding as of January 1, 2010. The following condensed pro forma financial information is not necessarily indicative of what the actual results of operations of the Company would have been assuming the acquisitions had been consummated as of January 1, 2010, nor does it purport to represent the results of operations for future periods.

	For the three months ended June 30, 2011
	Historical (unaudited)	Pro Forma Adjustments (unaudited) (1)	As Adjusted (unaudited)
Total Income	$17,144,864	$2,946,011	$20,090,875
Net loss attributable to common stockholders	$(1,487,061)	$(791,676)	$(2,278,737)

Net loss attributable to common stockholders per common share, basic and diluted	$(0.04)		$(0.05)
Weighted average number of common shares outstanding, basic and diluted	38,231,644		42,075,923

	For the six months ended June 30, 2011
	Historical (unaudited)	Pro Forma Adjustments (unaudited) (1)	As Adjusted (unaudited)
Total Income	$28,753,163	$9,726,065	$38,479,228
Net loss attributable to common stockholders	$(1,641,418)	$(1,864,740)	$(3,506,158)

Net loss attributable to common stockholders per common share, basic and diluted	$(0.05)		$(0.08)
Weighted average number of common shares outstanding, basic and diluted	34,202,401		42,075,923

	For the three months ended June 30, 2010
	Historical (unaudited)	Pro Forma Adjustments (unaudited) (1)	As Adjusted (unaudited)
Total Income	$2,194,500	$7,240,635	$9,435,135
Net loss attributable to common stockholders	$(730,842)	$(1,599,049)	$(2,329,891)

Net loss attributable to common stockholders per common share, basic and diluted	$(0.07)		$(0.06)
Weighted average number of common shares outstanding, basic and diluted	10,128,231		42,075,923

	For the six months ended June 30, 2010
	Historical (unaudited)	Pro Forma Adjustments (unaudited) (1)	As Adjusted (unaudited)
Total Income	$2,792,371	$14,399,180	$17,191,551
Net loss attributable to common stockholders	$(1,123,695)	$(3,385,662)	$(4,509,357)

Net loss attributable to common stockholders per common share, basic and diluted	$(0.15)		$(0.11)
Weighted average number of common shares outstanding, basic and diluted	7,571,865		42,075,923

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 (unaudited)

(1)

For the three and six months ended June 30, 2011, net income attributable to common stockholders was adjusted to exclude $138,640 and $437,902, respectively of acquisition related costs incurred in 2011.  For the three and six months ended June 30, 2010, net loss attributable to common stockholders was adjusted to include these charges, respectively.

(4) Operating Leases

Minimum lease payments to be received under operating leases including ground leases, and excluding the one multi-family property (lease terms of twelve-months or less) as of June 30, 2011 for the years indicated, assuming no expiring leases are renewed, are as follows:

Minimum Lease Payments
2011(remainder of year)	$31,988,637
2012	62,530,115
2013	59,142,745
2014	54,567,275
2015	51,433,065
Thereafter	432,248,715

Total	$691,910,552

The remaining lease terms range from less than one year to 75 years. Most of the revenue from the Company’s properties consists of rents received under long-term operating leases. Some leases require the tenant to pay fixed base rent paid monthly in advance, and to reimburse the Company for the tenant’s pro rata share of certain operating expenses including real estate taxes, special assessments, insurance, utilities, common area maintenance, management fees, and certain building repairs paid by the Company and recoverable under the terms of the lease. Under these leases, the Company pays all expenses and is reimbursed by the tenant for the tenant’s pro rata share of recoverable expenses paid. Certain other tenants are subject to net leases which provide that the tenant is responsible for fixed base rent as well as all costs and expenses associated with occupancy. Under net leases where all expenses are paid directly by the tenant rather than the landlord, such expenses are not included in the consolidated statements of operations and other comprehensive income. Under leases where all expenses are paid by the Company, subject to reimbursement by the tenant, the expenses are included within property operating expenses and reimbursements are included in tenant recovery income on the consolidated statements of operations and other comprehensive income.

(5) Unconsolidated Joint Venture

The Company is a member of a limited liability company formed as an insurance association captive (the “Insurance Captive”), which is owned in equal proportions by the Company and three other REITs sponsored by the Company’s Sponsor, Inland Real Estate Corporation, Inland Western Retail Real Estate Trust, Inc., and Inland American Real Estate Trust, Inc. and serviced by an affiliate of the Business Manager, Inland Risk and Insurance Management Services Inc. The Insurance Captive was formed to initially insure/reimburse the members’ deductible obligations for the first $100,000 of property insurance and $100,000 of general liability insurance. The Company entered into the Insurance Captive to stabilize its insurance costs, manage its exposures and recoup expenses through the functions of the captive program. This entity is considered to be a variable interest entity (VIE) as defined in U.S. GAAP and the Company is not considered to be the primary beneficiary. Therefore, this investment is accounted for utilizing the equity method of accounting.

Joint Venture	Description	Ownership %	June 30, 2011	December 31, 2010
Oak Property & Casualty LLC	Insurance Captive	25%	$153,551	$188,861

The Company’s share of net income from its investment in the unconsolidated entity is based on the ratio of each member’s premium contribution to the venture. For the three and six months ended June 30, 2011, the Company was allocated income of $74,090 and $27,190, respectively from the venture.

On May 28, 2009, the Company purchased 1,000 shares of common stock in the Inland Real Estate Group of Companies for $1,000, which are accounted for under the cost method and included in investment in unconsolidated entities on the accompanying consolidated balance sheets.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 (unaudited)

(6) Investment in Marketable Securities

Investment in marketable securities of $7,637,788 and $5,810,374 at June 30, 2011 and December 31, 2010, respectively, consists of primarily preferred and common stock investments in other publicly traded REITs, and commercial mortgage backed securities which are classified as available-for-sale securities and recorded at fair value.

Unrealized holding gains and losses on available-for-sale securities are excluded from earnings and reported as a separate component of comprehensive income until realized. For the marketable securities held as of June 30, 2011, the Company had net unrealized loss of $97,524 and unrealized gain of $70,907 for the three and six months ended June 30, 2011, respectively, which have been recorded as net other comprehensive income in the accompanying consolidated statements of operations and other comprehensive income.

Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis. For the three and six months ended June 30, 2011, the Company had a realized loss of $9,496 and $13,308, respectively, which has been recorded as realized loss on sale of marketable securities in the accompanying consolidated statements of operations and other comprehensive income.

The Company’s policy for assessing recoverability of its available-for-sale securities is to record a charge against net earnings when the Company determines that a decline in the fair value of a security drops below the cost basis and believes that decline to be other-than-temporary, which includes determining whether for marketable securities; (1) the Company intends to sell the marketable security, and (2) it is more likely than not that the Company will be required to sell the marketable security before its anticipated recovery.

(7) Fair Value of Financial Instruments

The fair value of financial instruments is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The carrying amounts reflected in the accompanying consolidated balance sheets for cash and cash equivalents, restricted cash and escrows, accounts and rents receivable, accrued offering expenses, accounts payable and accrued expenses, and due to related parties approximates their fair values at June 30, 2011 and December 31, 2010 due to the short maturity of these instruments.

All financial assets and liabilities are recognized or disclosed at fair value using a fair value hierarchy as described in note 2 – “Fair Value Measurements.”

The following table presents the Company’s assets and liabilities, measured on a recurring basis, and related valuation inputs within the fair value hierarchy utilized to measure fair value as of June 30, 2011 and December 31, 2010:

	Level 1	Level 2	Level 3	Total
June 30, 2011
Asset - investment in marketable securities	$6,051,872	$1,585,916	$-	$7,637,788
Liability - interest rate swap	$-	$257,698	$-	$257,698

December 31, 2010
Asset - investment in marketable securities	$3,822,500	$1,987,874	$-	$5,810,374
Liability - interest rate swap	$-	$-	$-	$-

The valuation techniques used to measure fair value of the investment in marketable securities above was quoted prices from national stock exchanges and quoted prices from third party brokers for similar assets (note 6).

The valuation techniques used to measure the fair value of the interest rate swap above in which the counterparties have high credit ratings, were derived from pricing models, such as discounted cash flow techniques, with all significant inputs derived from or corroborated by observable market data. The Company’s discounted cash flow techniques use observable market inputs, such as LIBOR-based yield curves.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 (unaudited)

The Company estimates the fair value of its total debt by discounting the future cash flows of each instrument at rates currently offered for similar debt instruments of comparable maturities by the Company’s lenders using Level 3 inputs. The carrying value of the Company’s mortgage debt was $444,158,378 and $184,364,628 at June 30, 2011 and December 31, 2010, respectively, and its estimated fair value was $450,150,190 and $181,294,417 as of June 30, 2011 and December 31, 2010, respectively.  The Company’s carrying amount of variable rate borrowings on the Credit Facility and margins payable approximates their fair values at June 30, 2011 and December 31, 2010.

(8) Transactions with Related Parties

The Company has an investment in an insurance captive entity with other REITs sponsored by our Sponsor. The entity is included in the Company’s disclosure of Unconsolidated Joint Venture (note 5) and is included in investment in unconsolidated entities on the accompanying consolidated balance sheets.

As of June 30, 2011 and December 31, 2010, the Company owed a total of $2,258,657 and $4,138,818, respectively, to our Sponsor and its affiliates related to advances used to pay administrative and offering costs and certain accrued expenses which are included in due to related parties on the accompanying consolidated balance sheets. These amounts represent non-interest bearing advances by the Sponsor and its affiliates, which the Company intends to repay.

At June 30, 2011 and December 31, 2010, the Company held $662,250 and $88,000 in shares of common stock in Inland Real Estate Corporation, which are classified as available-for-sale securities and recorded at fair value.

The Company has 1,000 shares of common stock in the Inland Real Estate Group of Companies with a fair market value of $1,000 at June 30, 2011 and December 31, 2010, which are accounted for under the cost method and included in investment in unconsolidated entities on the accompanying consolidated balance sheets.

The following table summarizes the Company’s related party transactions for the six months ended June 30, 2011 and 2010.

		For the three months ended		For the six months ended		Unpaid amounts as of
		June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010	June 30, 2011	December 31, 2010

General and administrative:
General and administrative reimbursement	(a)	$729,298	$125,816	$800,679	$297,020	$602,625	$665,772
Loan servicing	(b)	20,651	-	33,202	-		-
Affiliate share purchase discounts	(c)	16,222	28,976	40,139	68,754		-
Investment advisor fee	(d)	18,780	-	34,042	-	6,035	37,275
Total general and administrative to related parties		$784,951	$154,792	$908,062	$365,774	$608,660	$703,047

Offering costs	(e)(f)	$7,264,652	$5,995,805	$15,144,847	$9,919,987	$179,368	$351,288
Organization costs	(e)(f)	-	-	-	-	-	-
Acquisition related costs	(g)	343,478	158,016	570,505	314,076	246,829	239,131
Real estate management fees	(h)	699,346	103,852	1,208,396	128,251	-	-
Business manager fee	(i)	500,000	-	500,000	-	500,000	602,802
Loan placement fees	(j)	247,555	74,452	348,741	74,452	-	-
Cost reimbursements	(k)	-	-	75,000	-	-	18,750
Sponsor noninterest bearing advances	(l)	-	-	(1,500,000)	-	723,800	2,223,800
Sponsor contributions to pay dividends	(l)	-	1,225,930	1,500,000	1,757,576	-	-

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 (unaudited)

(a)

The Business Manager and its related parties are entitled to reimbursement for general and administrative expenses of the Business Manager and its related parties relating to the Company’s administration. Such costs are included in general and administrative expenses in the accompanying consolidated statements of operations and other comprehensive income. A total of $602,625 and $665,772 remained unpaid as of June 30, 2011 and December 31, 2010, respectively, and are included in due to related parties on the accompanying consolidated balance sheets.

(b)

A related party of the Business Manager provides loan servicing to the Company for an annual fee equal to .03% of the first $1 billion of serviced loans and .01% for serviced loans over $1 billion. These loan servicing fees are paid monthly and are included in general and administrative expenses in the accompanying consolidated statements of operations and other comprehensive income.

(c)

The Company established a discount stock purchase policy for related parties and related parties of the Business Manager that enables the related parties to purchase shares of common stock at $9.00 per share. The Company sold 40,139 shares and 68,754 shares to related parties and recognized an expense related to these discounts of $40,139  and $68,754 for the six months ended June 30, 2011 and 2010, respectively.

(d)

The Company pays a related party of the Business Manager to purchase and monitor its investment in marketable securities. Fees of $6,035 and $37,275 remained unpaid as of June 30, 2011 and December 31, 2010, respectively, and are included in due to related parties in the accompanying consolidated balance sheets.

(e)

A related party of the Business Manager receives selling commissions equal to 7.5% of the sale price for each share sold and a marketing contribution equal to 2.5% of the gross offering proceeds from shares sold, the majority of which are reallowed to third party soliciting dealers. The Company also reimburses a related party of the Business Manager and the soliciting dealers for bona fide, out-of-pocket itemized and detailed due diligence expenses in amounts up to 0.5% of the gross offering proceeds (which may, in the Company’s sole discretion, be paid or reimbursed from the marketing contribution or from issuer costs). In addition, our Sponsor, its affiliates and third parties are reimbursed for any issuer costs that they pay on our behalf, including any bona fide out-of-pocket, itemized and detailed due diligence expenses not reimbursed from amounts paid or reallowed as a marketing contribution, in an amount not to exceed 5% of the gross offering proceeds. The Company will not pay selling commissions or the marketing contribution or reimburse issuer costs in connection with shares of common stock issued through the distribution reinvestment plan. Such costs are offset against the stockholders’ equity accounts. A total of $179,368 and $351,288 of offering costs were unpaid as of June 30, 2011 and December 31, 2010, respectively, and are included in due to related parties in the accompanying consolidated balance sheets.

(f)

As of June 30, 2011, the Company had incurred $47,234,562 of offering costs, of which $40,506,555 was paid or accrued to related parties. Pursuant to the terms of the Offering, the Business Manager has agreed to reimburse the Company all public offering and organizational expenses (excluding selling commissions and the marketing contribution) in excess of 5% of the gross proceeds of the Offering or all organization and offering expenses (including selling commissions and the marketing contribution) which together exceed 15% of gross offering proceeds. As of June 30, 2011, offering costs did not exceed the 5% and 15% limitations. The Company anticipates that these costs will not exceed these limitations upon completion of the Offering. Any excess amounts at the completion of the Offering will be reimbursed by the Business Manager.

(g)

The Business Manager and its related parties are reimbursed for acquisition, dead deal and transaction related costs of the Business Manager and its related parties relating to the Company’s acquisition of real estate assets. These costs relate to both closed and potential transactions and include customary due diligence costs including time and travel expense reimbursements. The Company does not pay acquisition fees to its Business Manager or its affiliates. Such costs are included in acquisition related costs in the accompanying consolidated statements of operations and other comprehensive income. A total of $246,829  and $239,131 remained unpaid as of June 30, 2011 and December 31, 2010, respectively, and are included in due to related parties on the accompanying consolidated balance sheets.

(h)

The real estate managers, entities owned principally by individuals who are related parties of the Business Manager, receive monthly real estate management fees up to 4.5% of gross operating income (as defined), for management and leasing services. Such costs are included in property operating expenses in the accompanying consolidated statements of operations and other comprehensive income. No amounts remained unpaid as of June 30, 2011 and December 31, 2010.

(i)

Subject to satisfying the criteria described below, the Company pays the Business Manager a quarterly business management fee equal to a percentage of the Company’s “average invested assets” (as defined in the Offering prospectus), calculated as follows:

(1)

if the Company has declared distributions during the prior calendar quarter just ended, in an amount equal to or greater than an average 7% annualized distribution rate (assuming a share was purchased for $10.00), it will pay a fee equal to 0.25% of its “average invested assets” for that prior calendar quarter;

(2)

if the Company has declared distributions during the prior calendar quarter just ended, in an amount equal to or greater than an average 6% annualized distribution rate but less than 7% annualized distribution rate (assuming a share was purchased for $10.00), it will pay a fee equal to 0.1875% of its “average invested assets” for that prior calendar quarter;

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 (unaudited)

(3)

if the Company has declared distributions during the prior calendar quarter just ended, in an amount equal to or greater than an average 5% annualized distribution rate but less than 6% annualized distribution rate (assuming a share was purchased for $10.00), it will pay a fee equal to 0.125% of its “average invested assets” for that prior calendar quarter; or

(4)

if the Company does not satisfy the criteria in (1), (2) or (3) above in a particular calendar quarter just ended, it will not, except as set forth below, pay a business management fee for that prior calendar quarter.

(5)

Assuming that (1), (2) or (3) above is satisfied, the Business Manager may decide, in its sole discretion, to be paid an amount less than the total amount that may be paid. If the Business Manager decides to accept less in any particular quarter, the excess amount that is not paid may, in the Business Manager’s sole discretion, be waived permanently or accrued, without interest, to be paid at a later point in time. This obligation to pay the accrued fee terminates if the Company acquires the Business Manager. For the six months ended June 30, 2011, the Business Manager was entitled to a business management fee in the amount equal to $2,072,628 of which $1,572,628 was permanently waived and $500,000 remained unpaid related to the second quarter of 2011 and is included in due to related parties on the accompanying consolidated balance sheets.

Separate and distinct from any business management fee, the Company will also reimburse the Business Manager, the Real Estate Managers and their affiliates for certain expenses that they, or any related party including the Sponsor, pay or incur on its behalf including the salaries and benefits of persons employed except that the Company will not reimburse either our Business Manager or Real Estate Managers for any compensation paid to individuals who also serve as the Company’s executive officers, or the executive officers of the Business Manager, the Real Estate Managers or their affiliates; provided that, for these purposes, the secretaries will not be considered “executive officers.” These costs were recorded in general and administrative expenses in the consolidated statements of operations and other comprehensive income.

(j)

The Company pays a related party of the Business Manager 0.2% of the principal amount of each loan it places for the Company. Such costs are capitalized as loan fees and amortized over the respective loan term.

(k)

The Company reimburses a related party of the Business Manager for costs incurred for construction oversight provided to the Company relating to its joint venture redevelopment project. These reimbursements are paid monthly during the development period. These costs are capitalized and are included in construction in progress on the accompanying consolidated balance sheet.

(l)

As of June 30, 2011 and December 31, 2010, the Company owed $723,800 and $2,223,800, respectively, to our Sponsor related to advances used to pay administrative and offering costs prior to the commencement of our Offering. These amounts are included in due to related parties on the accompanying consolidated balance sheets. On March 10, 2011, our Sponsor forgave $1,500,000 in liabilities related to non interest bearing advances that were previously funded to the Company to cover a portion of distributions paid related to the three months ended December 31, 2010. For U.S. GAAP purposes, this forgiveness of debt was treated as a capital contribution from our Sponsor who has not received, and will not receive, any additional shares of our common stock for making this contribution. No additional contributions were made during the six months ended June 30, 2011. For the six months ended June 30, 2010, the Sponsor contributed $1,757,576 to the Company to pay 2010 distributions to its stockholders. Our Sponsor has not received, and will not receive, any additional shares of our common stock for making any of these contributions. In addition, the Company has not used any of the Sponsor’s initial $200,000 contribution to fund distributions. There is no assurance that our Sponsor will continue to contribute monies to fund future distributions.

The Company may pay additional types of compensation to affiliates of the Sponsor in the future, including the Business Manager and our Real Estate Managers and their respective affiliates; however, we did not pay any other types of compensation for the six months ended June 30, 2011 and 2010.

As of June 30, 2011 and December 31, 2010, the Company had deposited cash of $3,660,461 and $3,639,836, respectively in Inland Bank and Trust, a subsidiary of Inland Bancorp, Inc., an affiliate of The Inland Real Estate Group, Inc.

 (9) Mortgages, Credit Facility, and Securities Margins Payable

As of June 30, 2011, the Company had the following mortgages payable outstanding:

Maturity Date	Property Name	Stated Interest Rate Per Annum	Principal Balance at June 30, 2011 (a)	Notes
03/24/2012	Landstown Commons	Daily LIBOR + 3.00%	$59,255,000	(b)
09/01/2018	Perimeter Woods	6.02%	39,390,000	(d)
06/01/2015	The Landing at Tradition	4.25%	31,000,000	(c)
10/01/2015	Draper Peaks	5.74%	23,905,106	(d)
06/01/2015	Regal Court	5.30%	23,900,000
06/01/2021	University Town Center	5.48%	22,180,000
05/01/2021	Prattville Town Center	5.48%	18,890,000

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 (unaudited)

05/01/2021	Northcrest Shopping Center	5.48%	18,720,000
01/01/2018	Colonial Square Town Center	5.50%	18,140,000	(e)
12/01/2011	Draper Crossing	7.33%	14,426,738	(f)
06/22/2016	Shoppes at Prairie Ridge	30-Day LIBOR + 2.50%	13,358,984	(g)
10/01/2017	The Crossings at Hillcroft	3.88%	11,370,000
09/01/2020	Kohl’s at Calvine Pointe	5.70%	10,500,000	(h)
10/01/2020	Siemens’ Building	5.06%	10,250,000
06/01/2015	Tradition Village Center	4.25%	9,500,000	(c)
11/05/2015	Kohl’s Bend River Promenade	30-Day LIBOR + 2.75%	9,350,000	(i)
06/01/2021	The Village at Bay Park	5.58%	9,183,298
11/01/2020	Time Warner Cable Div. HQ	5.18%	9,100,000
07/01/2021	Silver Springs	5.03%	8,800,000
04/01/2021	Lima Marketplace	5.80%	8,383,000
03/01/2021	Waxahachie Crossing	5.55%	7,750,000
05/10/2014	Publix Shopping Center	5.90%	7,146,020
01/01/2018	Shops at Village Walk	5.50%	6,860,000	(e)
06/01/2017	Pleasant Hill Commons	6.00%	6,800,000
04/01/2021	Bell Oaks Shopping Center	5.59%	6,547,500
03/01/2015	Merrimack Village Center	6.50%	5,445,000
09/01/2020	Lake City Commons	5.70%	5,200,000	(h)
07/01/2021	Walgreens – Lake Mary Plaza	5.10%	5,080,000
09/01/2020	Whispering Ridge	5.70%	5,000,000	(h)
07/01/2021	Walgreens – Walgreens Plaza	5.30%	4,650,000
06/01/2041	Pick N Save Grocery Store	5.43%	4,490,000
07/01/2021	Walgreens – Heritage Square	5.10%	4,460,000
05/01/2041	Copps Grocery Store	5.43%	3,480,000

			$442,510,646

(a)

Principal balance does not include mortgage premium, net of $1,647,732.

(b)

The loan bears interest at a rate equal to daily LIBOR plus 3.00% (3.19% as of June 30, 2011).  The Company has a right and intends to extend the loan until March 24, 2013.  The Company has provided a partial guarantee on these loans making it recourse for $25,000,000 of the unpaid principal and 100% of unpaid interest.

(c)

Each loan bears interest at a fixed rate equal to 4.25% until May 31, 2013, 4.50% from June 1, 2013 until May 31, 2014 and 5.00% from June 1, 2014 until June 1, 2015, the maturity date. Interest expense is recognized using the effective interest method based on an effective interest rate of approximately 4.44%. The Company has provided a partial guarantee on these loans making it recourse for 50% of the unpaid principal and 100% of unpaid interest.

(d)

Loan was assumed from the seller at the time of closing.

(e)

Loan is secured by cross-collateralized first mortgages on these two properties.

(f)

Loan was assumed from the seller at the time of closing. The Company has the right to extend the loan until December 1, 2031 at an interest rate of 9.33% or the applicable treasury rate plus 2.00%, whichever is greater. The Company intends to refinance the loan before maturity.

(g)

The loan bears interest at a rate equal to thirty-day LIBOR plus 2.50% (2.69% as of June 30, 2011).  At the time of closing, the Company entered into an interest rate swap related to this loan.  See interest rate swap agreement section below.

(h)

Mortgage payable is secured by cross-collateralized first mortgages on these three properties.

(i)

The loan bears interest at a rate equal to thirty-day LIBOR plus 2.75% (2.94% as of June 30, 2011).  On March 11, 2011, the Company entered into an interest rate swap related to this loan.  See interest rate swap agreement section below.

The principal amount of our mortgage loans outstanding as of June 30, 2011 and December 31, 2010 was $442,510,646 and $184,193,320, respectively, and had a weighted average stated interest rate of 5.01% and 5.16% per annum, respectively.  All of the Company’s mortgage loans are secured by first mortgages on the real estate assets.

The mortgage loans require compliance with certain covenants, such as debt service ratios, investment restrictions and distribution limitations. As of June 30, 2011, all of the mortgages were current in payments and the Company was in compliance with such covenants.

On November 1, 2010, we entered into a credit agreement (as amended the “Credit Facility”), under which we may borrow, on an unsecured basis, up to $50,000,000. We have the right, provided that no default has occurred and is continuing, to increase the facility

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 (unaudited)

amount up to $150,000,000 with approval from the lender. The entire unpaid principal balance of all borrowings under the credit facility and all accrued and unpaid interest thereon will be due and payable in full on October 31, 2012, which date may be extended to October 31, 2013 subject to satisfaction of certain conditions, including the payment of an extension fee. We have the right to terminate the facility at any time, upon one day’s notice and the repayment of all of its obligations there under. We may borrow at rates equal to (1) the sum of (a) LIBOR, with a floor of 1.00% per annum, divided by an amount equal to one minus the then-current reserve requirement, plus (b) 3.50% per annum (referred to herein as a “LIBOR advance”) or (2) the Base Rate (as defined herein), plus a margin equal to 2.50% per annum (referred to herein as a “Base Rate advance”). As used herein, “Base Rate” means, for any day, the highest of: (i) the prime rate for that day; (ii) 2.00% per annum; (iii) the sum of the Federal Funds Effective Rate for that day plus 0.50% per annum; and (iv) the sum of LIBOR plus 1.00% per annum. We generally will be required to make interest-only payments, except that we may be required to make partial principal payments if we are unable to comply with certain debt covenants set forth in the Credit Facility. We also may, from time to time, prepay all or part of any Base Rate advance without penalty or premium, and may prepay any LIBOR advance subject to indemnifying each lender for any loss or cost incurred by it resulting therefrom. The Credit Facility requires compliance with certain covenants which the Company was in compliance with at June 30, 2011. Our performance of the obligations under the Credit Facility, including the payment of any outstanding indebtedness thereunder, is secured by a guaranty by certain of our material subsidiaries owning unencumbered properties. As of June 30, 2011 and December 31, 2010, the outstanding balance on the Credit Facility was $13,000,000 and $7,000,000, respectively.  The interest rate at June 30, 2011 was 4.50% per annum.

The Company has purchased a portion of its marketable securities through margin accounts. As of June 30, 2011 and December 31, 2010, the Company has recorded a payable of $3,070,022 and $1,506,867, respectively, for securities purchased on margin. The debt bears a variable interest rate. As of June 30, 2011 and December 31, 2010, the interest rate was 0.6% and 0.5% per annum, respectively.  The securities margin payable is due upon the sale of the marketable securities.

The following table shows the scheduled maturities of mortgages payable, Credit Facility and securities margin payable as of June 30, 2011 and for the next five years and thereafter:

	Mortgages Payable (1)	Credit Facility (2)	Securities Margin Payable	Total
2011	$ 24,094,042	$13,000,000	$3,070,021	$ 40,164,063
2012	56,878,635	-	-	56,878,635
2013	1,042,058	-	-	1,042,058
2014	7,675,664	-	-	7,675,664
2015	103,908,670	-	-	103,908,670
Thereafter	248,911,577	-	-	248,911,577

Total	$442,510,646	$13,000,000	$3,070,021	$458,580,667

(1)

Excludes mortgage premiums associated with debt assumed at acquisition of which a premium of $1,647,732, net of accumulated amortization, is outstanding as of June 30, 2011.

(2)

The balance was due and payable in full on October 31, 2012, however, it was subsequently reduced to zero on July 27, 2011.

Interest Rate Swap Agreements

On March 11, 2011, the Company entered into a floating-to-fixed interest rate swap agreement with an original notional value of $9,350,000 and a maturity date of November 5, 2015 associated with the debt secured by a first mortgage on the Kohl’s Bend River Promenade property.  This interest rate swap fixed the floating LIBOR based debt under a variable rate loan to a fixed rate debt at an interest rate of 2.26% per annum plus the applicable margin to manage the risk exposure to interest rate fluctuations, or an effective fixed rate of 5.01%.

On June 22, 2011, the Company entered into a floating-to-fixed interest rate swap agreement with an original notional value of $13,358,984 and a maturity date of June 22, 2016 associated with the debt secured by a first mortgage on the Shoppes at Prairie Ridge property.  This interest rate swap fixed the floating LIBOR based debt under a variable rate loan to a fixed rate debt at an interest rate of 1.97% per annum plus the applicable margin to manage the risk exposure to interest rate fluctuations, or an effective fixed rate of 4.47%.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 (unaudited)

The Company has documented and designated these interest rate swaps as cash flow hedges.  Based on the assessment of effectiveness using statistical regression, the Company determined that the interest rate swaps are effective.  Effectiveness testing of the hedge relationship and measurement to quantify ineffectiveness is performed each fiscal quarter using the hypothetical derivative method.  As these interest rate swaps qualify as cash flow hedges, the Company adjusts the cash flow hedges on a quarterly basis to its fair value with a corresponding offset to accumulated other comprehensive income.  The interest rate swaps have been and are expected to remain highly effective for the life of the hedge.  Effective amounts are reclassified to interest expense as the related hedged expense is incurred. Any ineffectiveness on the hedges is reported in other income/expense.  As of June 30, 2011, the Company had no ineffectiveness on its cash flow hedges. Amounts related to the swap expected to be reclassified from accumulated other comprehensive income to interest expense in the next twelve months total $405,250.

The table below presents the fair value of the Company’s cash flow hedges as well as their classification on the consolidated balance sheets as of June 30, 2011 and December 31, 2010.

	June 30, 2011		December 31, 2010
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as cash flow hedges:
Interest rate swap	Other liabilities	$257,698	Other liabilities	$-

The table below presents the effect of the Company’s derivative financial instruments on the consolidated statements of operations and other comprehensive loss for the six months ended June 30, 2011 and 2010:

Derivatives in Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in OCI on Derivative (Effective Portion)		Location of Loss Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)		Location of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion)	Amount of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion)
	2011	2010		2011	2010		2011	2010
Interest rate swaps	$(307,331)	-	Interest Expense	$(49,633)	$-	Other Expense	$-	$-

 (10) Income Taxes

The Company is qualified and has elected to be taxed as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended, for federal income tax purposes commencing with the tax year ending December 31, 2009. Since the Company qualifies for taxation as a REIT, the Company generally will not be subject to federal income tax on taxable income that is distributed to stockholders. A REIT is subject to a number of organizational and operational requirements, including a requirement that it currently distributes at least 90% of its taxable income (subject to certain adjustments) to its stockholders. If the Company fails to qualify as a REIT in any taxable year, without the benefit of certain relief provisions, the Company will be subject to federal (including any applicable alternative minimum tax) and state income tax on its taxable income at regular corporate tax rates. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income, property or net worth and federal income and excise taxes on its undistributed income.

The Company had no uncertain tax positions as of June 30, 2011 and December 31, 2010. The Company expects no significant increases or decreases in uncertain tax positions due to changes in tax positions within one year of June 30, 2011. The Company has no interest or penalties relating to income taxes recognized in the consolidated statements of operations and other comprehensive income for the six months ended June 30, 2011 and 2010. As of June 30, 2011, returns for the calendar years 2008 and 2009 remain subject to examination by U.S. and various state and local tax jurisdictions.

(11) Distributions

The Company currently pays distributions based on daily record dates, payable monthly in arrears. The distributions that the Company currently pays are equal to a daily amount equal to $0.00164384, which if paid each day for a 365-day period, would equal a 6.0%

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 (unaudited)

annualized rate based on a purchase price of $10.00 per share. During the six months ended June 30, 2011 and 2010, the Company declared cash distributions, totaling $10,176,417 and $2,252,898, respectively.

(12) Earnings (loss) per Share

Basic earnings (loss) per share (“EPS”) are computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period (the “common shares”). Diluted EPS is computed by dividing net income (loss) by the common shares plus potential common shares issuable upon exercising options or other contracts. As of June 30, 2011 and December 31, 2010, the Company did not have any dilutive common share equivalents outstanding.

(13) Commitments and Contingencies

As of June 30, 2011, the Company had outstanding commitments to fund approximately $8,098,000 into the Temple Terrace joint venture. The Company intends on funding these commitments with proceeds from the Offering.

The acquisition of ten of the Company’s properties included earnout components to the purchase price, meaning the Company did not pay a portion of the purchase price of the property at closing, although the Company owns the entire property. The Company is not obligated to pay the contingent portion of the purchase prices unless space which was vacant at the time of acquisition is later rented within the time limits and parameters set forth in the acquisition agreements. The earnout payments are based on a predetermined formula applied to rental income received. The earnout agreements have a limited obligation period ranging from two to three years from the date of acquisition. If at the end of the time period certain space has not been leased, occupied and rent producing, the Company will have no further obligation to pay additional purchase price consideration and will retain ownership of that entire property. Based on its best estimate, the Company has determined that the estimated fair value at June 30, 2011 and December 31, 2010 of the earnout consideration payments is approximately $30,238,880 and $12,904,371, respectively. The fair value was estimated based on Level 3 inputs including lease-up period, market rents, probability of occupancy and discount rate.

Such amounts have been recorded as additional purchase price of those properties and as a liability included in deferred investment property acquisition obligations on the accompanying consolidated balance sheet as of June 30, 2011 and December 31, 2010. The liability increases as the anticipated payment date draws near based on a present value. Based on the estimates the Company uses, the Company increased the liability by $791,128 and $889,728 related to amortization expense which was recorded on the accompanying consolidated statements of operations and other comprehensive income for the three and six months ended June 30, 2011, respectively.  The Company has paid $6,576,405 in earnout payments and recorded $49,284 as a reduction to acquisition related costs on the accompanying consolidated statements of operations and other comprehensive income related to changes in the underlying liability assumptions as of June 30, 2011.

The Company has provided a partial guarantee on two loans of our subsidiaries.  Two loans are recourse for 50% of the unpaid principal from time to time and 100% of unpaid interest. As of June 30, 2011, the outstanding principal balance on these two loans totaled $40,500,000 (note 9).  In addition, a third loan is recourse for $25,000,000 of the unpaid principal and 100% of unpaid interest (note 9).

The Company may be subject, from time to time, to various legal proceedings and claims that arise in the ordinary course of business. While the resolution of these matters cannot be predicted with certainty, management believes, based on currently available information, that the final outcome of such matters will not have a material adverse effect on the consolidated financial statements of the Company.

(14) Segment Reporting

The Company has one reportable segment as defined by U.S. GAAP for the six months ended June 30, 2011 and 2010. As the Company acquires additional properties in the future, we anticipate adding business segments and related disclosures when they become significant.

(15) Subsequent Events

The Company has evaluated events and transactions that have occurred subsequent to June 30, 2011 for potential recognition and disclosure in these consolidated financial statements.

Our board of directors declared distributions payable to stockholders of record each day beginning on the close of business on July 1, 2011 through the close of business on September 30, 2011. Distributions were declared in a daily amount equal to $0.00164384 per

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 (unaudited)

share, which if paid each day for a 365-year period, would equate to a 6.0% annualized rate based on a purchase price of $10.00 per share. Distributions were and will continue to be paid monthly in arrears, as follows:

•

In July 2011, total distributions declared for the month of June 2011 were paid in the amount equal to $2,011,928, of which $759,133 was paid in cash and $1,252,795 was reinvested through the Company’s DRP, resulting in the issuance of an additional 131,873 shares of common stock.

•

In August 2011, total distributions declared for the month of July were paid in the amount equal to $2,203,903, of which $835,617 was paid in cash and $1,368,286 was reinvested through the Company’s DRP, resulting in the issuance of an additional 144,030 shares of common stock.

As of August 8, 2011, the Company has received proceeds from the Offering (including the DRP), net of commissions, marketing contribution, and due diligence expense reimbursements, of approximately $405.7 million and has issued approximately 45.0 million shares of common stock.

The Company renewed its business management agreement with the Business Manager, effective August 24, 2011. The renewed agreement will be effective through August 24, 2012. The terms of the agreement remain unchanged.

Subsequent to June 30, 2011, the Company paid a total of $2,669,339 in earnout payments and invested $11,527,785 in marketable securities.